Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2011 and 2010 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheet of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 27, 2012

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2011		2010
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$67,389,556	15	$90,875,222	20
Financial assets at fair value through profit or loss (Notes 2 and 5)	45,750	—	77,322	—
Available-for-sale financial assets (Notes 2 and 6)	2,498,712	1	2,190,674	1
Held-to-maturity financial assets (Notes 2 and 7)	1,201,301	—	1,963,608	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,423,012 in 2011 and $2,551,464 in 2010 (Notes 2, 8 and 21)	22,396,071	5	14,502,507	3
Receivables from related parties (Note 28)	34,064	—	63,858	—
Other monetary assets (Note 9)	2,068,388	1	2,139,662	1
Inventories (Notes 2, 10, 21 and 30)	5,214,194	1	4,560,803	1
Deferred income taxes assets (Notes 2 and 25)	115,464	—	90,881	—
Restricted assets (Notes 21, 29 and 30)	56,725	—	204,606	—
Other current assets (Notes 10, 11, 21 and 28)	5,518,760	1	4,121,381	1

Total current assets	106,538,985	24	120,790,524	27

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	2,563,636	1	1,724,927	—
Financial assets carried at cost (Notes 2 and 13)	2,760,225	1	2,734,187	1
Available-for-sale financial assets (Notes 2 and 6)	57,739	—	—	—
Held-to-maturity financial assets (Notes 2 and 7)	13,494,891	3	8,408,090	2
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,000,000	—

Total long-term investment	19,876,491	5	13,867,204	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28 and 29)
Cost
Land	103,813,966	24	104,136,053	23
Land improvements	1,552,549	—	1,554,776	—
Buildings	67,692,355	15	67,457,269	15
Computer equipment	14,951,351	3	16,085,635	4
Telecommunications equipment	655,287,093	148	656,300,682	144
Transportation equipment	2,526,674	1	2,372,673	—
Miscellaneous equipment	6,973,939	2	7,155,083	2
Total cost	852,797,927	193	855,062,171	188
Revaluation increment on land	5,762,535	1	5,800,701	1
	858,560,462	194	860,862,872	189
Less: Accumulated depreciation	569,636,996	129	567,192,234	125
	288,923,466	65	293,670,638	64
Construction in progress and advances related to acquisition of equipment	13,688,548	3	12,058,972	3

Property, plant and equipment, net	302,612,014	68	305,729,610	67

INTANGIBLE ASSETS (Note 2)
3G concession	5,240,262	1	5,988,870	1
Goodwill	245,184	—	283,054	—
Others	844,807	—	583,669	—

Total intangible assets	6,330,253	1	6,855,593	1

OTHER ASSETS
Leased assets	400,453	—	411,374	—
Idle assets (Note 2)	900,036	—	902,412	—
Refundable deposits (Note 28)	1,760,149	1	1,462,011	1
Deferred income taxes assets (Notes 2 and 25)	339,757	—	472,260	—
Restricted assets (Note 29)	8,093	—	34,731	—
Others (Notes 27 and 28)	4,154,051	1	3,785,013	1

Total other assets	7,562,539	2	7,067,801	2

TOTAL	$442,920,282	100	$454,310,732	100

	2011		2010
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$75,000	—	$115,000	—
Short-term bills payable (Note 17)	—	—	229,896	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	3,987	—	—	—
Trade notes and accounts payable (Note 21)	14,264,769	3	11,554,887	3
Payables to related parties (Note 28)	788,147	—	139,660	—
Income tax payable (Notes 2 and 25)	3,538,742	1	4,567,944	1
Accrued expenses (Notes 18 and 21)	18,571,544	4	18,404,002	4
Due to stockholders for capital reduction (Note 22)	—	—	19,393,617	4
Current portion of long-term loans (Note 20)	701,887	—	308,896	—
Other current liabilities (Notes 10, 19, 21 and 28)	21,336,732	5	17,626,527	4

Total current liabilities	59,280,808	13	72,340,429	16

NONCURRENT LIABILITIES
Long-term loans (Note 20)	1,058,372	—	3,148,259	1
Deferred income (Note 2)	2,577,463	1	2,588,910	—

Total noncurrent liabilities	3,635,835	1	5,737,169	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	1,444,207	1	1,290,783	1
Customers’ deposits (Note 28)	5,013,981	1	5,780,746	1
Others	407,817	—	463,505	—

Total other liabilities	6,866,005	2	7,535,034	2

Total liabilities	69,877,634	16	85,707,618	19

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 6, 15 and 22)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares	77,574,465	18	77,574,465	17
Additional paid-in capital
Capital surplus	169,496,289	38	169,496,289	37
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	26,830	—	5,643	—
Total additional paid-in capital	169,536,289	38	169,515,102	37
Retained earnings
Legal reserve	66,122,145	15	61,361,255	14
Special reserve	2,675,894	—	2,675,894	1
Unappropriated earnings	47,068,830	11	47,615,807	10
Total retained earnings	115,866,869	26	111,652,956	25
Other adjustments
Cumulative translation adjustments	(38,918)	—	(102,885)	—
Unrecognized net loss of pension	(38,106)	—	(40,182)	—
Unrealized loss on financial instruments	67,674	—	176,048	—
Unrealized revaluation increment	5,762,753	1	5,803,238	1
Total other adjustments	5,753,403	1	5,836,219	1

Total equity attributable to stockholders of the parent	368,731,026	83	364,578,742	80

MINORITY INTERESTS IN SUBSIDIARIES	4,311,622	1	4,024,372	1

Total stockholders’ equity	373,042,648	84	368,603,114	81

TOTAL	$442,920,282	100	$454,310,732	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2011		2010
	Amount	%	Amount	%

NET REVENUES (Note 28)	$217,493,067	100	$202,430,022	100

OPERATING COSTS (Note 28)	131,531,201	61	115,332,391	57

GROSS PROFIT	85,961,866	39	87,097,631	43

OPERATING EXPENSES (Note 28)
Marketing	23,172,063	11	22,469,186	11
General and administrative	4,179,856	2	4,012,099	2
Research and development	3,525,230	1	3,249,895	2

Total operating expenses	30,877,149	14	29,731,180	15

INCOME FROM OPERATIONS	55,084,717	25	57,366,451	28

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	681,855	1	475,462	1
Equity in earnings of equity method investees, net	364,004	—	150,683	—
Gain on disposal of property, plant and equipment, net	297,625	—	—	—
Foreign exchange gain, net	80,883	—	—	—
Dividend income	34,021	—	26,202	—
Gain on disposal of financial instruments, net	19,986	—	—	—
Others	401,990	—	380,592	—

Total non-operating income and gains	1,880,364	1	1,032,939	1

NON-OPERATING EXPENSES AND LOSSES
Impairment loss on assets	148,404	—	125,416	—
Valuation loss on financial instruments, net	37,068	—	11,375	—
Interest expense	30,713	—	107,246	—
Loss on disposal of property, plant and equipment, net	—	—	216,124	—
Loss on disposal of financial instruments, net	—	—	157,143	—
Foreign exchange loss, net	—	—	16,781	—
Others	50,329	—	77,900	—

Total non-operating expenses and losses	266,514	—	711,985	—

INCOME BEFORE INCOME TAX	56,698,567	26	57,687,405	29

INCOME TAX EXPENSE (Notes 2 and 25)	8,603,371	4	9,129,106	5

CONSOLIDATED NET INCOME	$48,095,196	22	$48,558,299	24

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2011		2010
	Amount	%	Amount	%

ATTRIBUTABLE TO
Stockholders of the parent	$47,068,375	22	$47,608,900	24
Minority interests	1,026,821	—	949,399	—

	$48,095,196	22	$48,558,299	24

	2011		2010
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (Note 26)
Basic earnings per share	$7.11	$6.04	$5.82	$4.91
Diluted earnings per share	$7.09	$6.03	$5.80	$4.89

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

							Other Adjustments
									Unrealized
	Common Stock			Retained Earnings			Cumulative	Net Loss Not	Gain (Loss) on	Unrealized	Minority	Total
	Shares		Additional			Unappropriated	Translation	Recognized as	Financial	Revaluation	Interests in	Stockholders’
	(Thousands)	Amount	Paid-in Capital	Legal Reserve	Special Reserve	Earnings	Adjustments	Pension Cost	Instruments	Increment	Subsidiaries	Equity

BALANCE, JANUARY 1, 2010	9,696,808	$96,968,082	$169,509,763	$56,987,241	$2,675,894	$43,749,962	$7,626	$(43,750)	$(447,129)	$5,803,446	$3,752,479	$378,963,614

Transfer of unrealized revaluation increment to income upon disposal of revalued assets	—	—	—	—	—	—	—	—	—	(208)	—	(208)

Appropriation of 2009 earnings
Legal reserve	—	—	—	4,374,014	—	(4,374,014)	—	—	—	—	—	—
Cash dividend - NT$4.06 per share	—	—	—	—	—	(39,369,041)	—	—	—	—	—	(39,369,041)

Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(695,797)	(695,797)

Capital reduction (Note 22)	(1,939,361)	(19,393,617)	—	—	—	—	—	—	—	—	—	(19,393,617)

Consolidated net income in 2010	—	—	—	—	—	47,608,900	—	—	—	—	949,399	48,558,299

Equity adjustments in investees	—	—	5,339	—	—	—	—	—	—	—	—	5,339

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	(110,511)	—	—	—	(9,257)	(119,768)

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	3,568	—	—	1,526	5,094

Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	623,177	—	26,022	649,199

BALANCE, DECEMBER 31, 2010	7,757,447	77,574,465	169,515,102	61,361,255	2,675,894	47,615,807	(102,885)	(40,182)	176,048	5,803,238	4,024,372	368,603,114

Transfer of unrealized revaluation increment to income upon disposal of revalued assets	—	—	—	—	—	—	—	—	—	(40,485)	—	(40,485)

Appropriation of 2010 earnings
Legal reserve	—	—	—	4,760,890	—	(4,760,890)	—	—	—	—	—	—
Cash dividend - NT$5.52 per share	—	—	—	—	—	(42,854,462)	—	—	—	—	—	(42,854,462)

Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(726,595)	(726,595)

Consolidated net income in 2011	—	—	—	—	—	47,068,375	—	—	—	—	1,026,821	48,095,196

Equity adjustments in investees	—	—	21,187	—	—	—	—	—	—	—	—	21,187

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	63,967	—	—	—	18,221	82,188

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	2,076	—	—	(126)	1,950

Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	(108,374)	—	(31,071)	(139,445)

BALANCE, DECEMBER 31, 2011	7,757,447	$77,574,465	$169,536,289	$66,122,145	$2,675,894	$47,068,830	$(38,918)	$(38,106)	$67,674	$5,762,753	$4,311,622	$373,042,648

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$48,095,196	$48,558,299
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	113,353	229,583
Depreciation and amortization	32,306,348	34,063,939
Amortization of premium of financial assets	60,985	38,227
Loss (gain) on disposal of financial instruments, net	(19,986)	157,143
Valuation loss on financial instruments, net	37,068	11,375
Loss (gain) on disposal of property, plant and equipment, net	(297,625)	216,124
Loss on disposal of leased assets, net	7	—
Equity in earnings of equity investees, net	(364,004)	(150,683)
Dividends received from equity investees	157,809	35,862
Loss arising from natural calamities	985	18,553
Impairment loss on assets	148,404	125,416
Deferred income taxes	56,183	26,568
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(52,742)	32,040
Trade notes and accounts receivable	(8,313,302)	(2,748,979)
Receivables from related parties	143,485	(36,063)
Other monetary assets	57,739	(288,397)
Inventories	(665,056)	(474,783)
Other current assets	(1,046,473)	(857,594)
Increase (decrease) in:
Trade notes and accounts payable	2,377,287	2,236,752
Payables to related parties	649,442	(259,591)
Income tax payable	(1,028,476)	256,538
Accrued expenses	196,136	953,866
Other current liabilities	2,608,870	2,446,547
Deferred income	(13,687)	105,146
Accrued pension liabilities	150,745	73,023

Net cash provided by operating activities	75,358,691	84,768,911

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	(113,012)	(33,503)
Proceeds from disposal of designated financial assets at fair value through profit or loss	146,948	20,519
Acquisition of available-for-sale financial assets	(4,325,193)	(3,341,890)
Proceeds from disposal of available-for-sale financial assets	3,945,091	19,195,145
Acquisition of held-to-maturity financial assets	(6,543,575)	(6,917,141)
Proceeds from disposal of held-to-maturity financial assets	2,159,034	1,537,500
Acquisition of financial assets carried at cost	(235,998)	(317,924)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

	2011	2010

Proceeds from disposal of financial assets carried at cost	$66,130	$59,384
Capital reduction of financial assets carried at cost	7,500	—
Liquidating dividend	5,779	—
Capital reduction of equity investees	6,852	—
Prepaid long-term investment	(84,058)	(66,150)
Acquisition of investments accounted for using equity method	(364,640)	(35,039)
Acquisition of property, plant and equipment	(26,876,436)	(24,617,158)
Proceeds from disposal of property, plant and equipment	655,543	82,282
Increase in intangible assets	(556,097)	(277,778)
Decrease in restricted assets	11,738	30,586
Increase in other assets	(1,010,474)	(2,681,748)

Net cash used in investing activities	(33,104,868)	(17,362,915)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	(40,000)	(648,000)
Increase (decrease) in short-term bills payable	(229,896)	229,896
Increase in long-term loans	—	3,238,000
Repayment of long-term loans	(1,696,896)	(119,424)
Decrease in customers’ deposits	(895,159)	(81,123)
Increase in other liabilities	48,308	61,554
Cash dividends paid	(42,854,462)	(39,369,041)
Capital reduction	(19,393,617)	(9,696,808)
Proceeds from exercise of employee stock option granted by subsidiary	93,984	97,073
Decrease in minority interests	(769,783)	(674,877)

Net cash used in financing activities	(65,737,521)	(46,962,750)

EFFECT OF EXCHANGE RATE CHANGES	110,738	(63,533)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	(112,706)	(2,763,981)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(23,485,666)	17,615,732

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	90,875,222	73,259,490

CASH AND CASH EQUIVALENTS, END OF YEAR	$67,389,556	$90,875,222

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$40,636	$98,484
Income tax paid	$9,573,796	$8,841,027

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

	2011	2010

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$701,887	$308,896
Reclassification from common capital stock to due to stockholders for capital reduction	$—	$19,393,617

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$28,257,915	$23,250,030
Decrease (increase) in payables to suppliers	(1,354,232)	1,356,316
Prepayments for equipment	(27,247)	10,812
	$26,876,436	$24,617,158

InfoExplorer Co., Ltd. (“IFE”) merged with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As IFE issued new shares for the aforementioned share swap, the following table presents the allocation of acquisition costs of International Integrated System Inc. and e-ToYou International Inc. to assets acquired and liabilities assumed based on their fair values:

Cash and cash equivalents	$46,592
Accounts receivables	199,592
Financial assets at fair value through profit and loss	38,073
Other current assets	17,822
Long-term investments	34,051
Property, plant, and equipment	4,996
Refundable deposits	43,553
Other assets	4,472
Accounts payables	(79,713)
Other current liabilities	(25,145)
Other liabilities	(38,480)
Common stock issued by IFE	$245,813

Chunghwa has lost control over International Integrated System Inc. (“IISI”) on June 24, 2011.  The following table presents assets and liabilities of IISI based on their fair values:

Current assets (excluding cash)	$591,925
Long-term investments	64,219
Property, plant, and equipment	59,891
Intangible assets	2,679
Other assets	130,173
Current liabilities	(276,356)
Other liabilities	(102,917)
Net assets	(628,912)
Cash balance upon deconsolidation	$(159,298)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

The acquisition of Yao Yong Real Property Co., Ltd. (“YYRP”) by Light Era Development Co., Ltd. (LED) was made on March 1, 2010.  The following table presents the allocation of acquisition costs of YYRP to assets acquired and liabilities assumed based on their fair values:

Cash and cash equivalents	$29,686
Other monetary assets	13,439
Deferred income tax assets	5,603
Property, plant, and equipment	2,781,547
Customers’ deposits	(34,857)
Accrued expenses	(1,312)
Other current liabilities	(1,311)
Total	2,792,795
Percentage of ownership	100%
2,792,795
Goodwill	872
Acquisition costs of acquired subsidiary	$2,793,667

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.            GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act.  Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”).  Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”).  The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications.  On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages.  In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000.  Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003.  Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”).  The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005.  Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979.  SENAO engages mainly in selling and maintaining mobile phones and its peripheral products.  Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007.

Senao International (Samoa) Holding Ltd. (SIS) was established by SENAO in 2009.  SIS will engage mainly in international investment activities.

Senao International HK Limited (SIHK) was established by SIS in 2009.  SIHK will engage mainly in the sales of telecommunication business.

Senao Trading (Fujian) Co., Ltd. (“STF”) was established by SIHK in 2011.  STF engages mainly in sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SITS”) was established by SIHK in 2011.  SITS engages mainly in sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SEITS”) was established by SIHK in 2011.  SEITS engages mainly in provision of information and communication maintenance services.

The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”) was established by SIHK in 2011.  SITJ engages mainly in sale of information and communication technology products.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007.  CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991.  CHIEF engages mainly in internet communication and internet data center (“IDC”) service.  Chunghwa acquired 70% of the shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999.  Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003.  CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service.  On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK).  CHIEF (HK) completed the liquidation procedures and obtained the required approval from local government on September 24, 2010.

Chief International Corp. (“CIC”) was established by CHIEF in 2008.  CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002.  CHSI engages mainly in providing communication and information integration services.  Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006.  Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006.  GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004.  CHTG engages mainly in international data and internet services and long distance call wholesales to carriers.  Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004.  DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.  Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000.  SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development.  SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Ceylon Innovation Co., Ltd. (“CEI”) was established by SHE in April 2011.  CEI engages mainly in international trade, general advertisement and book publishing service.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008.  LED engages mainly in development of property for rent and sale.

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002.  YYRP engages mainly in real estate management and leasing business.  LED acquired 100% ownership interest of YYRP on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008.  CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008.  CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002.  CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services.  CHI was equity-method investee of the parent company.  Chunghwa acquired over 50% shares of CHI on September 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI.  CHPT engages mainly in production and marketing of semiconductor testers and printed circuit board.

Chunghwa Precision Test Tech. USA Corporation (CHPT (US)) was established by CHPT in 2010.  CHPT (US) engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004.  CIHC engages mainly in investment activities.

CHI One Investment Co., Ltd. (COI) was established by CHI in 2009.  COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) in March 2006.  The holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company as of December 31, 2011.

Chunghwa has established Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006.  Prime Asia engages mainly in investment activities.

Chunghwa Hsingta Company Ltd. (CHC) was established by Prime Asia in December 2010.  CHC engages mainly in investment activities.

Chunghwa Telecom (China) Co., Ltd. (“CTC”) was established by CHC in March 2011.  CTC engages mainly in energy conserving and providing services of planning, design, and integration of information systems.

Chunghwa has established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011.  CHTV engages mainly in providing information and communications technology, international private leased circuit, and intelligent energy network services.

Chunghwa and Sochamp Technology Inc. established a joint venture, Chunghwa Sochamp Technology Inc. (“CHST”), in July 2011.  CHST mainly engages in license plate recognition system.

Chunghwa and United Daily News established a joint venture, Smartfun Digital Co., Ltd. (“SFD”), in August 2011.  SFD mainly engages in sales of educational software which provides digital parenting education.

As of December 31, 2011 and 2010, Chunghwa and its subsidiaries (“the Company”) had 28,772 and 28,134 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2011:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.  Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”).  The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of Chunghwa, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which Chunghwa has a controlling interest.  All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the year ended December 31, 2011 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, SEITS, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, CHTV, CHST, and SFD.  The accounts of IISI, IESA and IEHK were deconsolidated on June 24, 2011 (see Note 1).  The consolidated financial statements for the year ended December 31, 2010 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia and CHC.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

The entities in the “Consolidated Financial Statements of Affiliated Enterprises” are the same as those in the consolidated financial statements; thus, no consolidated financial statements of Chunghwa and affiliates will be compiled.  The information needed in the consolidated financial statements of Chunghwa and affiliates is enclosed in the consolidated financial statements.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur.  Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates.  When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity.  Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates.  Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc.  Actual results may differ from these estimates.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date.  All other assets are classified as noncurrent.  Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date.  All other liabilities are classified as noncurrent.

LED engages mainly in development of property for rent and sale.  The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.  Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition.  The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition.  The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred.  Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings.  Cash dividends received subsequently (including those received in the period of investment) are recognized as income.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings.  Regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading.  When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows:  forward exchange contracts and currency swap contracts are estimated by valuation techniques; index future contracts are determined at their market quotation on the balance sheet date; bonds are based on prices quoted by GreTai Securities Market (GTSM).

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows:  Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost.  Stock dividends are recorded as an increase in the number of shares and do not affect investment income.  The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share.  The difference between the initial carrying amount of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit or loss.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired.  If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method.  Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Gains and losses are recognized at the time of derecognition, impairment or amortization.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost.  The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  An impairment loss is recognized when there is objective evidence that the asset is impaired.  A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011.  The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments:  Recognition and Measurement.”  One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34.  Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories.  Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.  The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories.  Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project.  Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed.  After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

When using percentage-of-completion method, profits are recorded based on LED’s estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy.  Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.  If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded in the period in which it becomes evident.

The percentage of completion is measured based on the completion of the contract milestones predetermined by the architects and engineers.  Construction in progress is stated at cost plus (less) amounts associated with estimated profit (loss) recognized on the basis of the percentage-of-completion method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method.  Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies.  Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties.  Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity.  The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss.  The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment.  Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss in earnings.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives:  land improvements - 10 to 30 years; buildings - 3 to 60 years; computer equipment - 2 to 15 years; telecommunication equipment - 3 to 20 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly including 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018.  The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.  Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2 to 20 years.

When an indication of impairment is identified for intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired.  Goodwill is tested for impairment annually.  If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”.  Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants.  Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans.  Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from Chunghwa’s early retirement programs.  Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive:  (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets.  If the amount determined by above calculation is negative, it is viewed as prepaid pension cost.  The prepaid pension cost is measured at the lower of:  (a) the amount determined above, and (b) the sum of the following amounts:  (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from research and development expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.”  The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”).  The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned.  Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates.  For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows:  (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services are recognized as incurred.

3.            EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011.  When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34.  There was no effect on the consolidated net income and after-tax basic earnings per share for the year ended December 31, 2011 as a result of the adoption of SFAS No. 34.

4.            CASH AND CASH EQUIVALENTS

	December 31
	2011	2010

Cash
Cash on hand	$238,850	$125,469
Bank deposits	6,257,759	7,046,894
Negotiable certificate of deposit, annual yield rate - ranging from 0.80%-1.05% and 0.52%-0.91% for 2011 and 2010, respectively	41,627,037	54,265,000
	48,123,646	61,437,363
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.70%-0.80% and 0.41%- 0.48% for 2011 and 2010, respectively	18,966,431	26,549,542
Treasury bills, annual yield rate - ranging from 0.70% and 0.42%-0.43% for 2011 and 2010, respectively	299,479	2,888,317
	19,265,910	29,437,859

	$67,389,556	$90,875,222

5.            FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2011	2010

Derivatives - financial assets
Currency swap contracts	$6,094	$34,278
Forward exchange contracts	—	255
Designated financial assets at fair value through profit or loss	6,094	34,533
Convertible bonds	39,656	42,789

	$45,750	$77,322

Derivatives - financial liabilities
Currency swap contracts	$3,665	$—
Index future contracts	249	—
Forward exchange contracts	73	—

	$3,987	$—

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices.  However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of December 31, 2011 and 2010 were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)

December 31, 2011

Currency swap contracts	US$/NT$	2012.01-2012.03	USD43,000/NTD1,306,834
	US$/NT$	2012.01-2012.02	USD19,000/NTD571,280
Forward exchange contracts - buy	NT$/US$	2012.01	NTD59,638/USD1,967

December 31, 2010

Currency swap contracts	US$/NT$	2011.01-2011.03	USD25,000/NTD767,274
Forward exchange contracts - buy	NT$/US$	2011.01	NTD17,965/USD600

Outstanding index future contracts as of December 31, 2011 were as follows:

			Contract
			Amount
	Maturity Period	Units	(In Thousands)

December 31, 2011

TAIFEX futures
TX	2012.01	2	NT$	2,952
TX	2012.02	4	NT$	5,558
TX	2012.03	37	NT$	51,614
TE	2012.03	19	NT$	11,370
TF	2012.01	8	NT$	6,401
TF	2012.02	5	NT$	3,877
TF	2012.03	15	NT$	11,658

As of December 31, 2011, the deposits paid for outstanding index future contracts was $5,408 thousand (classified as other current assets).  The company did not have any outstanding index future contract on December 31, 2010.

The convertible bonds held by subsidiaries are hybrid financial instruments that are designated to be measured at fair value and changes in fair value are recognized in earnings.

Net gains (losses) arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2011 and 2010 were $(71,544) thousand (including realized settlement loss of $34,476 thousand and valuation loss of $37,068 thousand), and $65,177 thousand (including realized settlement gain of $37,325 thousand and valuation gain of $27,852 thousand), respectively.

6.            AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2011	2010

Open-end mutual funds	$2,137,201	$1,561,283
Domestic listed stocks	343,041	527,228
Corporate bonds	76,209	102,163
	2,556,451	2,190,674
Less: Current portion	2,498,712	2,190,674

	$57,739	$—

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Year Ended December 31
	2011	2010

Balance, beginning of year	$176,048	$(447,129)
Recognized in stockholders’ equity	(55,321)	204,460
Transferred to profit or loss	(53,053)	418,717

Balance, end of year	$67,674	$176,048

7.            HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2011	2010

Corporate bonds, nominal interest rate ranging from 1.20%-2.98% and 1.20%-4.75% for 2011 and 2010, respectively; effective interest rate ranging from 0.83%-2.89% and 1.00%-2.95% for 2011 and 2010, respectively	$13,790,447	$9,867,863
Bank debentures, nominal interest rate ranging from 1.37%-1.60% and 1.60%-2.11% for 2011 and 2010, respectively; effective interest rate ranging from 1.25%-1.40% and 1.25%-2.45% for 2011 and 2010, respectively	905,745	503,835
	14,696,192	10,371,698
Less: Current portion	1,201,301	1,963,608

	$13,494,891	$8,408,090

8.            ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Year Ended December 31
	2011	2010

Balance, beginning of year	$2,551,464	$2,798,679
Provision for doubtful accounts	104,603	215,654
Accounts receivable written off	(234,802)	(462,869)
Impact on acquisition of subsidiaries	1,747	—

Balance, end of year	$2,423,012	$2,551,464

9.            OTHER MONETARY ASSETS - CURRENT

	December 31
	2011	2010

Accrued custodial receipts of MOD service	$119,295	$53,437
Accrued custodial receipts from other carriers	3,076	386,690
Other receivables	1,946,017	1,699,535

	$2,068,388	$2,139,662

10.         INVENTORIES

	December 31
	2011	2010

Merchandise	$2,998,617	$2,146,450
Work in process	782,238	764,782
Raw materials	24,584	—
	3,805,439	2,911,232
Land held for sell	579,226	—
Land held under development	111,536	1,237,678
Construction in progress	682,177	376,077
Land held under development	35,816	35,816

	$5,214,194	$4,560,803

The operating costs related to inventories were $32,825,993 thousand (including the valuation loss on inventories of $186,803 thousand) and $27,045,771 thousand (including the valuation loss on inventories of $16,910 thousand) for the years ended December 31, 2011 and 2010, respectively.

Land held for sale on December 31, 2011 was for Wan-Xi project and Convent project.

Land held under development and construction in progress on December 31, 2011 was for Guang-Diang and Li-Shui (A).  Guang-Diang and Li-Shui (A) projects are expected to be completed in 2012.

Land held under development and construction in progress on December 31, 2010 was for Guang-Diang project, Wan-Xi project, Convent project, Li-Shui (A) project and Li-Shui (B) project.

LED recognizes the relevant revenues of Guang-Diang Project by percentage of completion method.  The related information were as follows (in thousands):

	December 31
	2011	2010

Percentage of completion method

Guang-Diang project
Contract price	$983,129	$983,129
Estimated construction cost	$430,188	$425,216
Land held under development	$64,987	$64,987

(Continued)

	December 31
	2011	2010

Construction in progress
Construction cost	$290,137	$173,816
Recognized cumulative gain	392,040	198,901

	$682,177	$372,717

Deferred marketing expenses (classified as other current assets)	$17,340	$38,346
Advance from land and building (classified as other current liabilities)	$178,882	$154,805

Percentage of completion	79%	43%
Expected year of completion	2012	2012

11.         OTHER CURRENT ASSETS

	December 31
	2011	2010

Spare parts	$2,305,655	$1,796,921
Prepaid expenses	1,584,051	1,009,151
Prepaid rents	993,848	789,217
Others	635,206	526,092

	$5,518,760	$4,121,381

12.         INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2011		2010
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$608,933	40	$556,360	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	462,161	38	398,186	38
Senao Networks, Inc. (“SNI”)	345,505	41	307,403	41
International Integrated System, Inc. (“IISI”)	257,371	33	—	—
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	255,121	30	246,220	30
Huada Digital Corporation (“HDD”)	250,689	50	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	113,304	30	94,769	30
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	109,783	40	—	—
Kingwaytek Technology Co., Ltd. (“KWT”)	75,369	33	66,377	33
So-net Entertainment Taiwan Limited (“So-net”)	34,545	30	25,198	30
HopeTech Technologies Limited (“HopeTech”)	20,970	45	18,794	45

(Continued)

	December 31
	2011		2010
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Xiamen Sertec Business Technology Co., Ltd. (Sertec)	$698	49	$7,744	49
Tatung Technology Inc. (“Tatung”)	—	—	3,876	28
Panda Monium Company Ltd.	—	43	—	43
	2,534,449		1,724,927
Prepayments for long-term investments in stocks
Jiangsu Zhenhua Information Technology Company, LLC.	29,187	—	—	—

	$2,563,636		$1,724,927

(Concluded)

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.

Chunghwa invested in HDD in September 2011 by investing $250,000 thousand cash to acquire 50% of its shares.  HDD engages mainly in providing software service.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011.  Chunghwa invested $114,640 thousand cash and held a 40% ownership of DZIM.  DZIM engages mainly in information technology service and general advertisement service.

SIS invested in HopeTech on September 2010 by investing $21,177 thousand cash to acquire 45% of its shares.  HopeTech engages mainly in information technology services and sale of communication products.

COI established Sertec with Xiamen Information Investment Co., Ltd. in 2010, by investing $13,862 thousand cash and held 49% ownership of Sertec.  Sertec engages mainly in customer services and platform rental activities.

Tatung, the former equity method investee of CHI, completed a capital reduction and a capital increase plan in July 2011, however, CHI did not invested in the capital increase plan of Tatung as the percentage it held; therefore, CHI lost significant influence over Tatung.  CHI reclassified Tatung from investments accounted for using equity method to financial assets carried at cost.

13.         FINANCIAL ASSETS CARRIED AT COST

	December 31
	2011		2010
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
iD Branding Ventures (“iDBV”)	89,504	11	99,504	11
Global Mobile Corp. (“GMC”)	77,018	8	127,018	8
Innovation Works Development Fund, L.P. (“IWDF”)	73,154	4	38,035	13
Procrystal Technology Co., Ltd. (“Procrystal”)	68,185	2	30,000	1
Tons Lightology Inc.	66,150	4	—	—
Tatung Technology Inc. (“Tatung”)	60,081	11	—	—
UniDisplay Inc.	55,450	3	55,450	3
Innovation Works Limited (“IW”)	31,391	2	21,271	7
Alder Optomechanical Corp.	29,750	1	—	—
VisEra Technologies Company Ltd.	29,371	—	29,371	—
Ultra Fine Optical Technology Co., Ltd.	27,000	8	27,000	12
Hiroca Holdings Ltd.	17,847	—	—	—
Digimax Inc. (“DIG”)	15,080	4	15,080	4
N.T.U. Innovation Incubation	12,000	9	12,000	9
CoaTronics Inc.	12,000	9	12,000	9
Aide Energy (“Cayman”) Holding Co., Ltd. (“Aide”)	9,380	1	—	—
SuperAlloy Industrial Co., Ltd.	7,123	—	7,123	—
DelSolar Co.	6,097	—	6,097	—
CQi Energy Infocom Inc. (“CQi”)	6,000	18	20,000	18
OptiVision Technology. Inc. (“OptiVision”)	5,511	1	10,189	1
Cando Corporation	4,946	—	4,946	—
Tatung Fine Chemicals Co., Ltd. (TFChemicals)	4,600	—	9,135	—
Subtron Technology Co.	3,658	—	4,952	—
3 Link Information Service Co.	3,450	10	3,450	10
XinTec Inc.	1,078	—	1,078	—
RPTI Intergroup International Ltd. (“RPTI”)	—	10	34,500	10
Lextar Electronics Corp.	—	—	15,039	—
PChome Store Inc.	—	—	14,073	3
Taimide Technology, Ltd.	—	—	13,670	1
Huga Optotech Inc.	—	—	12,870	—
A2peak Power Co., Ltd. (“A2P”)	—	3	11,462	3
Win Semiconductors Corp.	—	—	10,555	—
Chia Chang Co., Ltd.	—	—	9,366	—
ChipSip Technology Co., Ltd. (“ChipSip”)	—	—	8,041	2
Champion Microelectronic Corp.	—	—	6,869	—
Crystal Media Inc. (“CMI”)	—	—	5,630	5
eMemory Technology Inc.	—	—	2,733	—
Essence Technology Solution, Inc. (“ETS”)	—	7	—	7
eASPNet Inc.	—	—	—	2
	2,705,354		2,668,037

(Continued)

	December 31
	2011		2010
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Prepayments for long-term investments in stocks
MEDIAPRO TECHNOLOGY LTD.	$44,871	—	$—	—
Fashion Guide Co., Ltd.	10,000	—	—	—
Tons Lightology Inc.	—	—	66,150	—
	54,871		66,150

	$2,760,225		$2,734,187

(Concluded)

After evaluating the financial assets carried at cost, Chunghwa and its subsidiaries determined the following investments were impaired and recognized impairment losses for the years ended December 31, 2011 and 2010:

	Year Ended December 31
	2011	2010
	NT$	NT$

GMC	$50,000	$—
RPTI	34,500	—
Aide	20,560	—
CQi	14,000	—
A2P	10,316	16,038
Procrystal	9,815	—
Optivision	4,678	—
TFChemicals	4,535	—
DIG	—	20,920
ChipSip	—	12,969
CMI	—	9,370

	$148,404	$59,297

The above investments do not have quoted market prices in an active market and the fair values cannot be reliably measured; therefore, these investments are carried at original cost.

14.         OTHER MONETARY ASSETS-NONCURRENT

	December 31
	2011	2010

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government.  This fund was used to finance various telecommunications infrastructure projects.

15.         PROPERTY, PLANT AND EQUIPMENT

	December 31
	2011	2010

Cost
Land	$103,813,966	$104,136,053
Land improvements	1,552,549	1,554,776
Buildings	67,692,355	67,457,269
Computer equipment	14,951,351	16,085,635
Telecommunications equipment	655,287,093	656,300,682
Transportation equipment	2,526,674	2,372,673
Miscellaneous equipment	6,973,939	7,155,083
Total cost	852,797,927	855,062,171
Revaluation increment on land	5,762,535	5,800,701
	858,560,462	860,862,872
Accumulated depreciation
Land improvements	1,040,886	1,003,811
Buildings	19,754,502	18,602,531
Computer equipment	10,946,415	12,232,397
Telecommunications equipment	531,124,012	527,818,615
Transportation equipment	1,254,273	1,636,671
Miscellaneous equipment	5,516,908	5,898,209
	569,636,996	567,192,234
Construction in progress and advances related to acquisition of equipment	13,688,548	12,058,972

Property, plant and equipment, net	$302,612,014	$305,729,610

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999.  These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005.  In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments.  As of December 31, 2011, the unrealized revaluation increment was decreased to $5,762,753 thousand by disposal revaluation assets.

Depreciation expense on property, plant and equipment were $30,888,961 thousand and $32,736,819 thousand for the years ended December 31, 2011 and 2010, respectively.  Capitalized interest expense for the years ended December 31, 2011 and 2010 were $78 thousand and $11 thousand.  The capitalized interest rate were 1.10%-1.25% and 1.10%, respectively.

The Company did not recognize any impairment loss for the year ended December 31, 2011.  Chunghwa reclassified the unused property, plant and equipment amounting to $61,323 thousand to idle assets and recognized the impairment loss of all those assets for the year ended December 31, 2010.

16.         SHORT-TERM LOANS

	December 31
	2011	2010

Unsecured loans - annual rate -1.25%-1.53% and 1.10%-1.33% for 2011 and 2010, respectively	$75,000	$115,000

17.         SHORT-TERM BILLS PAYABLE

	December 31
	2011	2010

Commercial paper - annual rate - 0.74%-0.79%	$—	$229,896

18.         ACCRUED EXPENSES

	December 31
	2011	2010

Accrued salary and compensation	$10,505,866	$10,716,458
Accrued employees’ bonuses and remuneration to directors and supervisors	2,343,593	2,358,347
Accrued franchise fees	2,246,265	2,191,174
Other accrued expenses	3,475,820	3,138,023

	$18,571,544	$18,404,002

19.         OTHER CURRENT LIABILITIES

	December 31
	2011	2010

Advances from subscribers	$12,070,409	$9,220,046
Payables to equipment suppliers	1,870,486	1,105,904
Payables to contractors	1,834,254	1,261,643
Amounts collected in trust for others	1,200,618	2,355,597
Refundable customers’ deposits	1,095,183	1,096,923
Others	3,265,782	2,586,414

	$21,336,732	$17,626,527

20.         LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	December 31
	2011	2010

Secured loans - annual rate - 1.10%-1.83% for 2011 and 0.80%-1.60% for 2010, respectively	$1,651,419	$3,247,846
Unsecured loans - annual rate -2.01%-2.04%	108,840	209,309
	1,760,259	3,457,155
Less: Current portion of long-term loans	701,887	308,896

	$1,058,372	$3,148,259

LED obtained a secured loan from Chang Hwa Bank in September 2010.  Interest is paid monthly and the principal is paid yearly from December 2011 and due in September 2015.  LED renegotiated the loan repayment schedule with Chang Hwa bank in September 2011.  LED early repaid $1,100,000 thousand in 2011, and will repay $600,000 thousand and $1,050,000 thousand in December 2012 and September 2015, respectively.

LED obtained a secured loan from First Commercial Bank in September 2010.  Interest is paid monthly and the principal is paid annually from September 2014 and due in September 2017.  The loan was repaid early in June 2011.

SHE requested a loan from the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank.  Interest is paid monthly and the principal is paid every three months from January 2009 and due in April 2013.  The loan was repaid early in April 2010.

CHPT obtained a secured loan from the E. Sun Commercial Bank in February 2009.  Interest and the principal are paid monthly from March 2009 and due in February 2012.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009.  Interest and principal amount are paid monthly from January 2009 and due in January 2013.

21.         MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations.  Maturity analysis of LED’s related assets and liabilities was as follows:

	December 31, 2011
	Within One Year	Over One Year	Total

Assets

Accounts Receivable	$3,938	$—	$3,938
Inventories	—	1,408,755	1,408,755
Deferred expenses (classified as other current assets)	—	20,018	20,018
Restricted assets	55,785	—	55,785

	$59,723	$1,428,773	$1,488,496

(Continued)

	December 31, 2011
	Within One Year	Over One Year	Total

Liabilities

Accounts payable	$11,184	$—	$11,184
Accrued expenses	21,100	7,190	28,290
Payable to contractors (classified as other current liabilities)	—	25,257	25,257
Advance from land and building (classified as other current liabilities)	—	282,889	282,889

	$32,284	$315,336	$347,620

(Concluded)

	December 31, 2010
	Within One Year	Over One Year	Total

Assets

Inventories	$—	$1,649,571	$1,649,571
Deferred expenses (classified as other current assets)	—	119,975	119,975
Restricted assets	—	168,996	168,996

	$—	$1,938,542	$1,938,542

Liabilities

Payable to contractors (classified as other current liabilities)	$—	$13,916	$13,916
Advance from land and building (classified as other current liabilities)	—	507,429	507,429

	$—	$521,345	$521,345

22.         STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of December 31, 2011.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003.  Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005.  Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006.  The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.  As of December 31, 2011, the outstanding ADSs were 556,463 thousand common shares, which equaled approximately 55,646 thousand units and represented 7.17% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.              Exercise their voting rights,

b.             Sell their ADSs, and

c.              Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits.  However, the additional paid-in capital from shares issued in excess of par and donations may be capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital.  However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.  Under the revised Company Law issued on January 4, 2012, the aforementioned additional paid-in capital also may be distributed in cash.  The additional paid-in capital from long-term investments may not be used for any purpose.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve.  In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order:  (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.  If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the years ended December 31, 2011 and 2010, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate.  Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa.  This reserve can only be used to offset a deficit, or, under the revised Company Law issued on January 4, 2012, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations and distributions of the 2010 and 2009 earnings of Chunghwa have been approved and resolved by the stockholders on June 24, 2011 and June 18, 2010 as follows:

	Appropriation of Earnings		Dividend Per Share
	2010	2009	2010	2009

Legal reserve	$4,760,890	$4,374,014
Cash dividends	42,854,462	39,369,041	$5.52	$4.06

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the shareholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The appropriation and distribution of the 2011 earnings of Chunghwa has been approved and resolved by the board of directors on March 27, 2012 as follows:

	Appropriation of Earnings	Dividends Per Share

Legal reserve	$4,706,838
Cash dividends	42,361,864	$5.46

The appropriation and distribution of the 2011 earnings, and the amounts for bonuses to employees and remuneration to directors and supervisors is subject to the approval in the stockholders’ meeting on June 22, 2012.

Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders.  The abovementioned 2010 capital reduction proposal was effectively approved by FSC.  The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010.  Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011.  The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock.  The abovementioned 2009 capital increase proposal was effectively registered with FSC.  The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds.  The abovementioned 2009 capital reduction proposal was effectively registered with FSC.  The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009.  Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010.  The amount due to stockholders for capital reduction was paid in February 2010.

23.         SENAO’ SHARE-BASED COMPENSATION PLANS

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price

2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	13.5 (Original price $18.3)
2005.09.30	2006.05.05	10,000	12.1 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

		24,181

Each option is eligible to subscribe for one common share when exercisable.  Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value.  The SENAO Plans have an exercise price adjustment formula based upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock splits as well as distribution of cash dividends (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment.  The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the years ended December 31, 2011 and 2010 was as follows:

	Stock Options Outstanding
	2011		2010
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$

Options outstanding, beginning of year	5,103	$36.15	9,323	$30.92
Options exercised	(2,780)	33.76	(4,075)	23.40
Options expired	(45)	40.07	(145)	37.60

Options outstanding, end of year	2,278	38.85	5,103	36.15

Options exercisable, end of year	2,278		3,719

As of December 31, 2011, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$12.1	280	0.32	$12.10	280	$12.10
$42.6	1,998	1.92	42.60	1,998	42.60

As of December 31, 2010, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$12.4	1,061	1.33	$12.40	1,061	$12.40
$13.5	30	0.92	13.50	30	13.50
$42.6	4,012	2.92	42.60	2,628	42.60

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2011 and 2010.  Had SENAO used the fair value based method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the year ended December 31, 2011 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004

Expected dividend yield	1.49%	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%	49.88%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91

24.         COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2011
	Operating	Operating
	Costs	Expenses	Total

Compensation expense
Salaries	$12,740,876	$10,894,609	$23,635,485
Insurance	1,088,516	897,196	1,985,712

(Continued)

	Year Ended December 31, 2011
	Operating	Operating
	Costs	Expenses	Total

Pension	$1,740,023	$1,253,881	$2,993,904
Other compensation	9,536,607	6,696,833	16,233,440

	$25,106,022	$19,742,519	$44,848,541

Depreciation expense	$29,123,094	$1,765,867	$30,888,961
Amortization expense	$1,185,061	$214,540	$1,399,601

(Concluded)

	Year Ended December 31, 2010
	Operating	Operating
	Costs	Expenses	Total

Compensation expense
Salaries	$12,615,462	$10,313,341	$22,928,803
Insurance	1,053,337	827,644	1,880,981
Pension	1,705,431	1,202,831	2,908,262
Other compensation	9,652,037	6,705,012	16,357,049

	$25,026,267	$19,048,828	$44,075,095

Depreciation expense	$30,971,834	$1,764,985	$32,736,819
Amortization expense	$1,086,990	$222,453	$1,309,443

25.         INCOME TAX

a.             Income tax expense consisted of the following:

	Year Ended December 31
	2011	2010

Income tax payable	$8,466,822	$9,100,533
Income tax - separated	—	3,713
Income tax - deferred	57,089	26,568
Adjustments of prior years’ income tax	52,088	(1,708)
Foreign income tax	27,372	—

Income tax	$8,603,371	$9,129,106

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduced the income tax rate of profit-seeking enterprises to 17%, effective January 1, 2010.  The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year.  This incentive took effect from January 1, 2010 and is effective until December 31, 2019.

b.             Net deferred income tax assets (liabilities) consisted of the following:

	December 31
	2011	2010

Current
Deferred income tax assets (liabilities)
Provision for doubtful accounts	$178,467	$241,041
Valuation loss on inventory	62,174	17,085
Loss carryforward	27,540	—
Unrealized accrued expense	25,786	51,310
Estimated warranty liabilities	8,138	22,656
Investment tax credits	1,600	1,600
Valuation gain on financial instruments, net	(413)	(5,827)
Unrealized foreign exchange loss (gain), net	(13,207)	937
Other	2,223	2,987
	292,308	331,789
Valuation allowance	(176,844)	(240,908)

Net deferred income tax assets - current	$115,464	$90,881

Noncurrent
Deferred income tax assets (liabilities)
Accrued pension cost	$241,030	$295,703
Loss carryforward	47,425	78,103
Equity in losses of equity method investees, net	41,150	6,365
Impairment loss	11,995	63,994
Investment tax credit	5,289	14,634
Abandonment of equipment not approved by National Tax Administration	107	37,562
Other	(2,395)	2,827
	344,601	499,188
Valuation allowance	(4,844)	(26,928)

Net deferred income tax assets - noncurrent	$339,757	$472,260

As of December 31, 2011, details for investment tax credit of CHPT are as follows:

		Remaining
		Creditable	Expiry
Law/Statue	Items	Amount	Year

Statute for Upgrading Industries	Personnel training expenditures	$1,823	2012
	Personnel training expenditures	3,288	2013
	Purchase of machinery and equipment	1,579	2012
	Purchase of machinery and equipment	199	2013

		$6,889

As of December 31, 2011, loss carryforward of CHIEF, Unigate, CEI, LED, CHI and SFD are as follows:

	Total	Unused	Expiry
Company	Amounts	Amounts	Year

CHIEF	$17,267	$11,844	2015
	14,943	14,943	2016
	8,558	8,558	2017
	1,409	1,409	2018
Unigate	13	13	2017
	6	6	2018
	8	8	2020
	23	23	2021
CEI	9	9	2021
LED	5,426	5,426	2018
	7,571	7,571	2019
	7,957	7,957	2020
	15,366	15,366	2021
CHI	3,376	574	2020
SFD	1,258	1,258	2021

	$83,190	$74,965

c.              The related information under the Integrated Income Tax System is as follows:

	December 31
	2011	2010

Balance of Imputation Credit Account (“ICA”)
Chunghwa	$4,829,546	$4,502,203

The estimated and the actual creditable ratios distribution of Chunghwa’s 2011 and 2010 for earnings were 17.46% and 18.76%, respectively.  The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution.  The estimated ratio may change when the actual distribution of imputation credit is made.

d.             Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2007.  YYRP’s income tax returns have been examined by tax authorities through 2008.  The following subsidiaries income tax returns have been examined by authorities through 2009:  SENAO, CHIEF, Unigate, CHI, CHPT, CHSI, CIYP, SHE and LED.

26.         EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income

Year ended December 31, 2011

Basic EPS:
Income attributable to stockholders of the parent	$55,378,638	$47,068,375	7,789,326	$7.11	$6.04
Effect of dilutive potential common stock
SENAO’s stock options	(8,928)	(8,928)	—
Employee bonus	—	—	21,279

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$55,369,710	$47,059,447	7,810,605	$7.09	$6.03

Year ended December 31, 2010

Basic EPS:
Income attributable to stockholders of the parent	$56,438,065	$47,608,900	9,696,808	$5.82	$4.91
Effect of dilutive potential common stock
SENAO’s stock options	(7,324)	(7,324)	—
Employee bonus	—	—	28,653

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$56,430,741	$47,601,576	9,725,461	$5.80	$4.89

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.  According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the years ended December 31, 2011 and 2010.  The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date.  The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2011 and 2010 was due to the effect of potential common stock related to stock options granted by SENAO.

27.         PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005.  Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises.  After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan.  On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund.  However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan.  Based on the LPA, Chunghwa and its subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $3,056,881 thousand ($2,810,061 thousand subject to defined benefit plan and $246,820 thousand subject to defined contributed plan) and $2,982,396 thousand ($2,751,730 thousand subject to defined benefit plan and $230,666 thousand subject to defined contributed plan) for the years ended December 31, 2011 and 2010, respectively.

Pension information of the Company of the defined benefit plan is summarized as follows:

a.              Components of net periodic pension cost for the year

Year ended December 31, 2011

	Chunghwa	SENAO	CHIEF	Other

Service cost	$2,759,070	$1,204	$—	$—
Interest cost	261,522	2,805	340	1,147
Expected return on plan assets	(212,981)	(1,949)	(164)	(70)
Amortization	(4,022)	2,332	461	366

Net periodic benefit pension cost	$2,803,589	$4,392	$637	$1,443

Year ended December 31, 2010

	Chunghwa	SENAO	CHIEF	Other

Service cost	$2,692,744	$1,611	$—	$—
Interest cost	237,413	3,279	326	1,041
Expected return on plan assets	(181,189)	(1,819)	(151)	(40)
Amortization	(4,054)	2,023	461	85

Net periodic benefit pension cost	$2,744,914	$5,094	$636	$1,086

Reconciliation between the fund status and accrued pension liabilities, vested benefit, actuarial assumptions and contributions and payments of the fund is summarized as follows:

b.    Reconciliation between the fund status and accrued pension cost is summarized as follows:

Year ended December 31, 2011

	Chunghwa	SENAO	CHIEF	Other

Benefit obligation
Vested benefit obligation	$(12,527,833)	$(26,089)	$—	$—
Non-vested benefit obligation	(4,234,319)	(99,425)	(12,118)	(8,035)
Accumulated benefit obligation	(16,762,152)	(125,514)	(12,118)	(8,035)
Additional benefit obligation	(1,724,407)	(45,935)	(6,629)	(3,820)
Projected benefit obligation	(18,486,559)	(171,449)	(18,747)	(11,855)
Fair values of plan assets	15,593,472	134,700	11,439	11,248
Funded status	(2,893,087)	(36,749)	(7,308)	(607)
Amortization of unrecognized net transition obligation	—	—	4,329	(4,543)
Unrecognized prior service cost effect	(37,677)	(6,892)	—	—
Amortization of unrecognized net loss (gain)	1,493,628	61,484	(2,200)	3,643
Adjustment of accrued pension cost	—	—	—	(385)

Net amount recognized - prepaid pension cost - included in other assets - other (accrued pension liabilities)	$(1,437,136)	$17,843	$(5,179)	$(1,892)

Year ended December 31, 2010

	Chunghwa	SENAO	CHIEF	Other

Benefit obligation
Vested benefit obligation	$(10,067,186)	$(21,957)	$—	$—
Non-vested benefit obligation	(3,618,185)	(93,407)	(10,729)	(10,908)
Accumulated benefit obligation	(13,685,371)	(115,364)	(10,729)	(10,908)
Additional benefit obligation	(1,491,074)	(44,930)	(6,297)	(2,624)
Projected benefit obligation	(15,176,445)	(160,294)	(17,026)	(13,532)
Fair values of plan assets	13,100,783	126,939	10,587	8,704
Funded status	(2,075,662)	(33,355)	(6,439)	(4,828)
Amortization of unrecognized net transition obligation	—	922	4,789	303

(Continued)

	Chunghwa	SENAO	CHIEF	Other

Unrecognized prior service cost effect	$(41,699)	$(7,205)	$—	$—
Amortization of unrecognized net loss (gain)	834,339	55,664	(3,615)	2,029

Net amount recognized - prepaid pension cost - included in other assets - other (accrued pension liabilities)	$(1,283,022)	$16,026	$(5,265)	$(2,496)

(Concluded)

c.              Vested benefit

	Chunghwa	SENAO	CHIEF	Other

Year ended December 31

2011	$16,164,494	$32,600	$—	$—
2010	$13,169,590	$27,265	$—	$—

d.             Actuarial assumptions

	Year Ended December 31
	2011	2010

Discount rate used in determining present value	1.75%	1.75%
Rate of compensation increase	1.00%	1.00%
Expect long-term rate of return on plan assets	1.50%	1.50%

e.              Contributions and payments of the Fund

Year ended December 31, 2011

	Chunghwa	SENAO	CHIEF	Other

Contributions	$2,593,658	$6,209	$723	$2,431
Payments	$321,925	$—	$—	$—

Year ended December 31, 2010

	Chunghwa	SENAO	CHIEF	Other

Contributions	$2,603,310	$5,914	$712	$2,233
Payments	$425,014	$—	$—	$—

28.         TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa.  Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices.  The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa.  Chunghwa believes that all revenues and costs of doing business are reflected in the financial statements.

a.              The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Kingwaytek Technology Co., Ltd. (“KWT”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee
So-net Entertainment Taiwan Limited (“So-net”)	Equity-method investee
Viettel - CHT Co., Ltd. (“Viettel - CHT”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
HopeTech Technologies Limited (“HopeTech”)	Equity-method investee of SIS
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Information Industry (“III”)	Investor of significant influence over IISI
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS
Sochamp Technology Co., Ltd. (“Sochamp”)	Equity-method investee of CHST
United Daily News Co., Ltd. (“UDN”)	Investor of significant influence over SFD
udnDigital Digital Co., Ltd. (“udnD”)	Investor of significant influence over SFD

b.             Significant transactions with the above related parties are summarized as follows:

	December 31
	2011		2010
	Amount	%	Amount	%

1) Receivables

Trade notes and accounts receivable
Hope Tech	$17,565	52	$20	—
So-net	11,263	33	32,199	51
III	—	—	31,540	49
Others	5,236	15	99	—

	$34,064	100	$63,858	100

2) Prepaid expenses (included in other current assets)

Others	$5	—	$497	—

	December 31
	2011		2010
	Amount	%	Amount	%

3) Refundable deposit

Others	$—	—	$383	—

4) Payables

Trade notes payable, accounts payable and accrued expenses
TISE	$519,612	66	$111,488	80
IISI	120,166	15	—	—
STS	82,437	11	—	—
Hope Tech	11,767	1	957	—
SKYSOFT	10,041	1	5,209	4
So-net	4,476	1	11,799	8
Others	9,638	1	10,207	8
	758,137	96	139,660	100
Amounts collected in trust for others
So-net	20,383	3	—	—
Others	9,627	1	—	—
	30,010	4	—	—

	$788,147	100	$139,660	100

	Year Ended December 31
	2011		2010
	Amount	%	Amount	%

5) Advances from customers (include in other current liabilities)

SNI	$2,730	—	$2,730	—

6) Customers’ deposits

Others	$2,005	—	$434	—

7) Revenues

So-net	$289,335	—	$329,245	—
HopeTech	82,021	—	25,277	—
SKYSOFT	41,156	—	37,672	—
IISI	18,818	—	—	—
III	—	—	27,621	—
Others	6,009	—	7,135	—

	$437,339	—	$426,950	—

	Year Ended December 31
	2011		2010
	Amount	%	Amount	%

8) Operating costs and expenses

TISE	$493,875	—	$684,202	—
STS	167,651	—	—	—
IISI	105,346	—	—	—
SKYSOFT	49,146	—	25,406	—
KWT	45,468	—	22,659	—
Hope Tech	34,773	—	2,782	—
STCF	17,834	—	10,241	—
Others	9,805	—	21,226	—

	$923,898	—	$766,516	—

9) Non-operating income and gains

SNI	$31,225	2	$29,531	3
Others	749	—	2,266	—

	$31,974	2	$31,797	3

10) Acquisition of property, plant and equipment

TISE	$1,332,495	5	$331,616	1
IISI	151,644	1	—	—
Others	14,540	—	—	—

	$1,498,679	6	$331,616	1

11) Acquisition of intangible assets

udnD	$9,743	—	$—	—

12)       Financing to related parties

The Company did not have any financing to related parties for the year ended December 31, 2011.

Financing to related parties (include in other assets - others) for the year ended December 31, 2010 was as follows:

	Year Ended December 31, 2010
Related Party	Ending Balance	Maximum Balance	Interest Rate	Interest Income

STS	$—	$546,617	6.38%	$7,567

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is 15 years which will start from the commercial operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), which included a prepayment of $3,067,711 thousand, and the rest of amount will be paid annually when ST-2 satellite starts its commercial operation.  ST-2 satellite was launched in May 2011, and began its commercial operation in August 2011.  The total rental expense for the year ended December 31, 2011 was $167,651 thousand, which consisted of a reduction of the prepayment of $85,214 thousand and an additional accrual of $82,437 thousand.  The prepayment was $2,982,497 thousand (classified as other current assets $204,514 thousand, and other assets - others $2,777,983 thousand) as of December 31, 2011.

SENAO rents out part of its plant to SNI, and the rent is collected monthly.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

c.              The compensation of directors, supervisors and managements is showed as follows:

	Year Ended December 31
	2011	2010

Salaries	$156,435	$155,852
Compensations	70,296	58,108
Bonus and remunerations	84,450	62,980

	$311,181	$276,940

29.         PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by LED, CHPT and CHTS.

	December 31
	2011	2010

Property, plant and equipment, net	$2,736,212	$4,317,927
Restricted assets	9,033	70,341

	$2,745,245	$4,388,268

30.         SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2011, in addition to those disclosed in other notes, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.              Acquisition of land and buildings of $51,709 thousand.

b.             Acquisition of telecommunications equipment of $19,992,816 thousand.

c.              Unused letters of credit of $300,000 thousand.

d.             Contract to print billing, envelopes and selling gifts of $34,660 thousand.

e.              LED has already contracted to advance sale of lands and buildings for $1,111,100 thousand, and collected $239,249 thousand in advance according to the contracts.

f.                For the purpose of completing the construction, acquisition of the building construction license and registration ownerships of all buildings for LightEra Covent Garden Project, LED signed the trust deeds with Land Bank of Taiwan and China Real Estate Management Co., Ltd., for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

December 31, 2011

Restricted assets -bank deposits	$55,785
Land held for sale	210,677

$266,462

g.             The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years.  Future lease payments were as follows:

Rental Amount

2012	$1,891,022
2013	1,505,077
2014	1,222,449
2015	897,920
2016 and thereafter	681,850

h.             A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.  Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution.  The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Pining Fund.

31.         FAIR VALUE OF FINANCIAL INSTRUMENTS

a.              Carrying amounts and fair values of financial instruments were as follows:

	December 31
	2011		2010
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Assets
Cash and cash equivalents	$67,389,556	$67,389,556	$90,875,222	$90,875,222
Financial assets at fair value through profit or loss	45,750	45,750	77,322	77,322
Available-for-sale financial assets - current	2,498,712	2,498,712	2,190,674	2,190,674
Held-to-maturity financial assets - current	1,201,301	1,201,301	1,963,608	1,963,608

(Continued)

	December 31
	2011		2010
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Trade notes and accounts receivable, net	$22,396,071	$22,396,071	$14,502,507	$14,502,507
Receivables from related parties	34,064	34,064	63,858	63,858
Other current monetary assets	2,068,388	2,068,388	2,139,662	2,139,662
Restricted assets - current	56,725	56,725	204,606	204,606
Financial assets carried at cost	2,760,225	—	2,734,187	—
Available-for-sale financial assets - noncurrent	57,739	57,739	—	—
Held-to-maturity financial assets - noncurrent	13,494,891	13,494,891	8,408,090	8,408,090
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,760,149	1,760,149	1,462,011	1,462,011
Restricted assets - noncurrent	8,093	8,093	34,731	34,731
Liabilities
Short-term loans	75,000	75,000	115,000	115,000
Short-term bills payable	—	—	229,896	229,896
Financial liabilities at fair value through profit or loss	3,987	3,987	—	—
Trade notes and accounts payable	14,264,769	14,264,769	11,554,887	11,554,887
Payables to related parties	788,147	788,147	139,660	139,660
Accrued expenses	18,571,544	18,571,544	18,404,002	18,404,002
Due to stockholder for capital reduction	—	—	19,393,617	19,393,617
Payables to equipment suppliers (included in “other current liabilities”)	1,870,486	1,870,486	1,105,904	1,105,904
Payables to contractors (included in “other current liabilities”)	1,834,254	1,834,254	1,261,643	1,261,643
Amounts collected in trust for others (included in “other current liabilities”)	1,200,618	1,200,618	2,355,597	2,355,597
Refundable customers’ deposits (included in “other current liabilities”)	1,095,183	1,095,183	1,096,923	1,096,923
Current portion of long-term loans	701,887	701,887	308,896	308,896
Long-term loans	1,058,372	1,058,372	3,148,259	3,148,259
Customers’ deposits	5,013,981	5,013,981	5,780,746	5,780,746

(Concluded)

b.             Methods and assumptions used in the estimation of fair values of financial instruments:

1)             The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets.  Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values.  This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)             If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values.  If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)             Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

4)             The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts.  The projected cash flows were discounted using the interest rate of similar long-term loans.

c.              Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted		Amount Determined Using
	Market Price		Valuation Techniques
	December 31		December 31
	2011	2010	2011	2010

Assets

Financial assets at fair value through profit or loss	$39,656	$42,789	$6,094	$34,533
Available-for-sale financial assets	2,480,242	2,088,511	76,209	102,163

Liabilities

Financial liabilities at fair value through profit or loss	249	—	3,738	—

d.             Information about financial risks

1)             Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks, open-end mutual funds and corporate bonds.  Therefore, the market risk is the fluctuations of market price.  In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk are anticipated.

2)             Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations.  Management does not expect the Company’s exposure to default by those parties to be material.

The maximum amount of credit risk of the financial instruments held by counter-parties or third parties is equal to the book value.

3)             Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash.  Therefore, no material liquidation risk are anticipated.  The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market.  Therefore, material liquidation risk is anticipated.

4)             Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities.  Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

32.        ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for Chunghwa and its investees:

a.              Financing provided:  None.

b.             Endorsement/guarantee provided:  Please see Table 1.

c.              Marketable securities held:  Please see Table 2.

d.             Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital:  Please see Table 3.

e.              Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital:  None.

f.                Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital:  Please see Table 4.

g.             Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital:  Please see Table 5.

h.             Receivables from related parties amounting to $100 thousand or 20% of the paid-in capital:  Please see Table 6.

i.                 Names, locations, and other information of investees on which the Company exercises significant influence:  Please see Table 7.

j.                 Financial transactions:  Please see Notes 5 and 31.

k.              Investment in Mainland China:  Please see Table 8.

l.                 Intercompany relationships and significant intercompany transaction:  Please see Table 9.

33.         THE FINANCIAL INFORMATION OF OPERATING SEGMENTS

a.              Segment information:  Please see Table 10.

b.             Products and service revenues from external customer information:  Please see Table 11.

c.              Geographic information

The users of the Company’s services are mainly from Taiwan, ROC.  The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services.  The geographic information for revenues is as follows:

	Year Ended December 31
	2011	2010

Taiwan, ROC	$211,825,801	$196,829,964
Overseas	5,667,266	5,600,058

	$217,493,067	$202,430,022

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, and Japan amounting to $736,084 thousand at December 31, 2011.

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Thailand, and Japan amounting to $218,646 thousand at December 31, 2010.

Except for the long-lived assets located in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

d.             Major customers’ information

The export sales revenue of the Company is less than 10% of the operating income.

34.         OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	December 31
	2011			2010
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial assets

Monetary items
Cash
USD	$8,392	30.28	$254,110	$15,199	29.13	$442,737
HKD	121,692	3.90	474,599	91,696	3.75	343,678
JPY	78,436	0.39	30,590	44,500	0.36	15,940
SGD	35,417	23.31	825,570	40,035	22.73	909,995
Accounts receivable
USD	154,229	30.28	4,670,054	156,745	29.13	4,565,972
HKD	556	3.90	2,168	18,068	3.75	67,718
SGD	1	23.31	23	765	22.73	17,396
Available-for-sale financial assets
USD	68,243	30.28	2,066,398	34,664	29.13	1,009,754
Investments accounted for using equity method
USD	710	30.28	21,551	911	29.13	26,538
VND	183,540,288	0.00139	255,121	170,985,852	0.00144	246,220
SGD	19,827	23.31	462,161	17,518	22.73	398,186

(Continued)

	December 31
	2011			2010
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial liabilities

Monetary items
Accounts payable
USD	$115,758	30.28	$3,505,152	$113,216	29.13	$3,297,996
EUR	28,037	39.18	1,098,504	21,633	38.92	841,958
HKD	795	3.90	3,101	31,765	3.75	119,054
SGD	3,579	23.31	83,426	352	22.73	8,002
RMB	15,522	4.81	74,661	—	—	—

(Concluded)

35.         PRE-DISCLOSURE FOR ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, the Company pre-discloses the following information on the adoption of International Financial Reporting Standards (IFRSs) as follows:

a.             On May 14, 2009, the FSC announced the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC.”  In this framework, starting 2013, companies with shares listed on the TSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, and the Interpretations as well as related guidance translated by the ARDF and issued by the FSC.  To comply with this framework, the Company has set up a project team and made a plan to adopt the IFRSs.  Leading the implementation of this plan is the President, Mr. Chang.  The main contents of the plan, anticipated schedule and status of execution as of December 31, 2011 were as follows:

Contents of Plan	Responsible Department	Status of Execution

1) Evaluation Phase: (August 1, 2009 - March 31, 2010)

— Make IFRSs adoption plan and set up a IFRSs project team	Accounting department	Completed
— Compare and analyze the differences between current accounting policies and IFRSs	Accounting department	Completed
— Evaluate the modification of current accounting policies for IFRSs adoption	Accounting department	Completed
— Evaluate the adoption of IFRS 1, “First-time Adoption of International Financial Reporting Standards”	Accounting department	Completed
— Conduct the first stage of internal employee training	Accounting department	Completed

(Continued)

Contents of Plan	Responsible Department	Status of Execution

2) Preparation Phase: (April 1, 2010 - December 31, 2011)

— Determine accounting policies in accordance with IFRSs	Accounting department	Completed
— Choose the optional exemptions under IFRS 1, “First-time Adoption of International Financial Reporting Standards”	Accounting department	Completed
— Modify related information system	Information technology department	Completed
— Amend internal control and related policies	Accounting department, related departments	Completed
— Conduct the second stage of internal employee training	Accounting department	Completed

3) Application Phase: (January 1, 2012 - December 31, 2013)

— Prepare opening IFRSs balance sheet and comparatives financial statements	Accounting department	In progress
— Prepare financial statements in accordance with IFRSs	Accounting department	In progress

(Concluded)

b.             As of December 31, 2011, the Company had assessed the material differences, shown below, between the existing accounting policies and the accounting policies to be adopted under IFRSs:

Accounting Issues	Description of Differences

The definition and reclassification of cash and cash equivalents

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal.  Under IFRSs, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.  Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

The classification of real estate

1)            Under ROC GAAP, there’s no related guidance about investment property.  Under IFRSs, real estate should be classified as “property, plant and equipment” or “investment property” in accordance with IAS 16 and IAS 40.

(Continued)

Accounting Issues	Description of Differences

2)            Under IFRS, “property, plant and equipment” and “investment property” are recognized at costs or the deemed costs using the revalued amounts which were determined under ROC GAAP.  The Company chooses cost model as its accounting policy for subsequent recognition of aforementioned items.

The classification of leased assets and idle assets	Under IFRSs, assets, which are classified as leased assets and idle assets under ROC GAAP, are classified as “property, plant and equipment” or “investment property” according to their nature.

The recognition and classification of deferred income tax asset and liability

1)            Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability.  When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.  However, under IFRSs, a deferred income tax asset and liability should be classified as noncurrent.

2)            Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent.  However, under IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under IFRSs.

The recognition of pension gains (losses)

Under ROC GAAP, pension gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants.  However, under IFRSs, pension gains (losses) resulting from defined benefit plans should be recognized as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

The settlement of pension at the time of privatization

Since the effective date of IAS 19 “Employee Benefits” in 1999 to when the Company underwent privatization in 2005, the settlement impact upon privatization calculated according to the actuarial report under IAS19 shall be recorded as donation capital under additional paid-in capital.

(Continued)

Accounting Issues	Description of Differences

The recognition of revenue from providing fixed line connection service

Prior to privatization, according to the laws and regulations applicable to state-owned enterprises in Taiwan, the Company recorded revenue from providing fixed line connection service at the time the service was performed.  Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.  Therefore, the Company shall retrospectively adjust the deferred income.

The recognition of house and land revenue of the construction corporation

Under ROC GAAP, when the construction contracts meet several specific conditions, the Company could use percentage of completion method to recognize related revenues.  Under IFRSs, when construction projects do not meet the criteria in IFRIC15.11, IAS11 does not apply.  The Company could only recognize the revenues when the projects are completed and sold out based on IAS 18.

(Concluded)

Since the Company may choose some exemptions in IFRS 1, some material differences showed above may not cause significant impact at the time of transition from ROC GAAP to IFRSs.

c.              The Company has prepared the above assessments in compliance with (a) the 2010 version of the IFRSs translated by the ARDF and issued by the FSC and (b) the Guidelines Governing the Preparation of Financial Reports by Securities Issuers amended and issued by the FSC on December 22, 2011.  These assessments may be changed as the FSC may issue new rules governing the adoption of IFRSs, and as other laws and regulations may be amended to comply with the adoption of IFRSs.  Actual results may differ from these assessments.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party		Limits on Endorsement/			Amount of Endorsement/	Ratio of Accumulated Endorsement/	Maximum
No.	Endorsement/Guarantee Provider	Name	Nature of Relationship (Note 2)	Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Guarantee Collateralized by Properties	Guarantee to Net Equity Per Latest Financial Statements	Endorsement/ Guarantee Amount Allowable

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,687,310 (Note 3)	$1,362,375	$1,362,375 (Note 4)	$—	0.4%	$14,749,241 (Note 6)

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,859,207 (Note 7)	2,750,000	2,150,000 (Note 5)	2,150,000 (Note 5)	0.6%	3,859,207 (Note 7)

Note 1:                 Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.             “0” for the Company.

b.            Subsidiaries are numbered from “1”.

Note 2:                 Relationships between the endorsement/guarantee provider and the guaranteed party:

a.             Trading partner.

b.            Majority owned subsidiary.

c.             The Company and subsidiary owns over 50% ownership of the investee company.

d.            A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.             Guaranteed by the Company according to the construction contract.

f.               An investee company.  The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:                 The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.

Note 4:                 The actual amount used by guaranteed party is $646,602 thousand.

Note 5:                 The actual amount used by guaranteed party is $1,650,000 thousand.

Note 6:                 The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:                 The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,542,361 (Note 10)	28	$6,660,549	Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	4,222,858 (Note 10)	100	4,224,489	Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000	1,742,779 (Note 10)	89	1,799,865	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	223,190	891,526 (Note 10)	100	891,526	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	708,745 (Note 10)	100	676,414	Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383	659,128 (Note 10)	100	659,128	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	608,933	40	899,190	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	574,283 (Note 10)	69	518,108	Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498	257,371	33	237,497	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	255,121	30	255,121	Note 1
		Huada Digital Corporation	Equity-method investee	Investments accounted for using equity method	25,000	250,689	50	250,689	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	194,344 (Note 10)	100	194,344	Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	6,960	187,755 (Note 10)	100	187,896	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	113,304	30	75,797	Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	11,464	109,783	40	109,783	Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	5,996	101,142 (Note 10)	56	88,811	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	86,433 (Note 10)	100	101,715	Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	75,369	33	35,581	Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500	60,125 (Note 10)	65	60,172	Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	37,564 (Note 10)	100	37,564	Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429	34,545	30	17,125	Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	22,439 (Note 10)	100	22,439	Note 1

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value		Note

		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040	$20,351 (Note 10)	51	$20,511		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (US$ 1 dollar (Note 10))	100	— (US$ 1 dollar	)	Note 8
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	1,789,530	12	1,594,089		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	200,000	17	202,576		Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	7,617	77,018	8	60,666		Note 2
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	73,154	4	64,685		Note 2
		iD Branding Ventures	—	Financial assets carried at cost	6,750	67,500	8	60,834		Note 2
		Innovation Works Limited	—	Financial assets carried at cost	1,000	31,391	2	36,403		Note 2
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000	6,000	18	2,774		Note 2
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	—	10	33,654		Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	200	—	7	694		Note 2

		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	304	172,231	—	173,911		Note 3
		Templeton Global Bond A (Acc)	—	Available-for-sale financial assets	418	307,114	—	308,136		Note 3
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	751	307,245	—	326,996		Note 3
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	770	534,453	—	554,134		Note 3
		Janus Flexible Income Bond Fund	—	Available-for-sale financial assets	671	230,472	—	244,558		Note 3
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	984	347,452	—	366,871		Note 3

		Bond
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	—	Held-to-maturity financial assets	—	300,177	—	300,177		Note 6
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	—	Held-to-maturity financial assets	—	300,249	—	300,249		Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	205,109	—	205,109		Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	308,390	—	308,390		Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	406,003	—	406,003		Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	304,502	—	304,502		Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	104,393	—	104,393		Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	210,328	—	210,328		Note 6
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	200,672	—	200,672		Note 6

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	$200,102	—	$200,102	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,102	—	200,102	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	101,947	—	101,947	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,570	—	101,570	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,503	—	101,503	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,014	—	100,014	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	206,094	—	206,094	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	310,753	—	310,753	Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	153,188	—	153,188	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	50,681	—	50,681	Note 6
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	204,800	—	204,800	Note 6
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	153,259	—	153,259	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	403,118	—	403,118	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	201,973	—	201,973	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	101,570	—	101,570	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,951	—	99,951	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,136	—	101,136	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	405,898	—	405,898	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,972	—	49,972	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	203,616	—	203,616	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,628	—	200,628	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	251,467	—	251,467	Note 6

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	$40,438	—	$40,438	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,962	—	200,962	Note 6
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,316	—	100,316	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	349,099	—	349,099	Note 6
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,537	—	100,537	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	303,565	—	303,565	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	202,542	—	202,542	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	99,949	—	99,949	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	50,288	—	50,288	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,506	—	200,506	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	199,740	—	199,740	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	302,484	—	302,484	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	199,851	—	199,851	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	304,018	—	304,018	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	200,528	—	200,528	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	201,887	—	201,887	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	303,894	—	303,894	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,817	—	100,817	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,974	—	100,974	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	176,625	—	176,625	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,356	—	100,356	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	201,012	—	201,012	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	100,654	—	100,654	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	201,639	—	201,639	Note 6

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	$303,452	—	$303,452	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,431	—	100,431	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	302,558	—	302,558	Note 6
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,225	—	100,225	Note 6
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,428	—	201,428	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,937	—	99,937	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,874	—	199,874	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,635	—	300,635	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,477	—	50,477	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	202,768	—	202,768	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,638	—	299,638	Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	100,456	—	100,456	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,422	—	299,422	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,721	—	299,721	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,721	—	149,721	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,603	—	199,603	Note 6

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824	345,505	41	345,505	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	15,875	313,515 (US$ 10,350 (Note 10))	100	314,056 (US$ 10,368)	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	12,000	Note 2

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	$1,804 (Note 10)	100	$1,804	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	10,211 (US$ 337 (Note 10))	100	10,211 (US$ 337)	Note 1
		3 Link Information Service Co., Ltd.	-	Financial assets carried at cost	374	3,450	10	7,069	Note 2

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	6,875 (RMB 1,430 (Note 10))	100	6,875 (RMB 1,430)	Note 1

7	Spring House Entertainment Tech. Inc.	Stocks
		Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	954 (Note 10)	100	954	Note 1

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290	2,828,083 (Note 10)	100	2,828,083	Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	462,161	38	462,161	Note 1
						(SG$ 19,827)		(SG$ 19,827)
14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	121,546 (Note 10)	53	121,546	Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,043	11,373 (Note 10)	100	11,373	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	—	43	—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	26,966 (Note 10)	4	26,966	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001	48,762 (Note 10)	—	92,893	Note 4
		Tatung Technology Inc.	—	Financial assets carried at cost	7,727	60,081	11	94,041	Note 2
		Digimax Inc.	—	Financial assets carried at cost	2,000	15,080	4	14,160	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	2,250	22,500	3	20,183	Note 2
		Uni Display Inc.	—	Financial assets carried at cost	4,630	55,450	3	32,364	Note 2
		A2peak Power Co., Ltd.	—	Financial assets carried at cost	990	—	3	2,109	Note 2
		CoaTronics Inc.	—	Financial assets carried at cost	1,200	12,000	9	4,644	Note 2
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost	649	29,371	—	12,072	Note 2
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost	1,800	27,000	8	21,528	Note 2
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost	1,350	68,185	2	30,696	Note 7
		Tons Lightology Inc.	—	Financial assets carried at cost	1,113	66,150	4	31,689	Note 7
		Alder Optomechanical Corp.	—	Financial assets carried at cost	350	29,750	1	8,497	Note 2
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost	800	9,380	1	9,380	Note 2

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		XinTec Inc.	—	Financial assets carried at cost	24	$1,076	—	$467	Note 7
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127	6,084	—	1,924	Note 7
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	187	3,483	—	2,378	Note 2
		Cando Corporation	—	Financial assets carried at cost	376	4,937	—	3,305	Note 7
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	117	4,600	—	2,888	Note 7
		OptiVision Technology Inc.	—	Financial assets carried at cost	325	5,511	1	1,495	Note 7
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	509	7,123	—	6,201	Note 7
		Hiroca Holdings Ltd.	—	Financial assets carried at cost	140	17,847	—	14,370	Note 7
		Asia Cement Corporation	—	Available-for-sale financial assets	146	4,898	—	4,950	Note 4
		G-TECH Optoelectronics Corporation	—	Available-for-sale financial assets	9	703	—	578	Note 4
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	140	4,862	—	4,488	Note 4
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	52	2,739	—	1,685	Note 4
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	1	77	—	81	Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	60	3,500	—	3,373	Note 4
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913	—	6,547	Note 4
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	49	2,620	—	990	Note 4
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	107	8,206	—	3,691	Note 4
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	869	Note 4
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	80	3,904	—	1,120	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	100	7,336	—	7,580	Note 4
		Fulltech Fiber Glass Corp.	—	Available-for-sale financial assets	51	1,538	—	765	Note 4
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	57	4,889	—	2,835	Note 4
		MasterLink Securities Corporation	—	Available-for-sale financial assets	250	3,162	—	2,338	Note 4
		Chipbond Technology Corporation	—	Available-for-sale financial assets	60	2,724	—	1,770	Note 4
		Chung Hwa Pulp Corp.	—	Available-for-sale financial assets	144	2,217	—	1,319	Note 4
		Taiwan Cement Corp.	—	Available-for-sale financial assets	75	2,581	—	2,625	Note 4
		Makalot Industrial Co., Ltd.	—	Available-for-sale financial assets	25	1,760	—	1,752	Note 4
		Macronix International Co., Ltd.	—	Available-for-sale financial assets	170	3,075	—	2,057	Note 4
		Thxe Ming Industrial Co., Ltd.	—	Available-for-sale financial assets	70	2,609	—	1,907	Note 4
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	50	3,209	—	3,050	Note 4
		Cyberlink Co.	—	Available-for-sale financial assets	36	5,645	—	2,303	Note 4
		Optotech Corporation	—	Available-for-sale financial assets	320	7,106	—	3,616	Note 4
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	95	2,744	—	2,755	Note 4
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	15	793	—	390	Note 4
		Yuanta Financial Holdings	—	Available-for-sale financial assets	246	4,666	—	3,795	Note 4
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	12	268	—	174	Note 4
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	140	6,607	—	4,630	Note 4
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	53	2,378	—	2,369	Note 4
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	21	1,023	—	495	Note 4
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	303	3,653	—	2,665	Note 4
		Newmax Technology Co., Ltd.	—	Available-for-sale financial assets	46	2,225	—	1,856	Note 4
		Edison Opto Corporation	—	Available-for-sale financial assets	—	16	—	12	Note 4
		Kung Long Batteries Industrial Co., Ltd.	—	Available-for-sale financial assets	120	6,839	—	4,920	Note 4
		Digital China Holdings Limited	—	Available-for-sale financial assets	30	911	—	693	Note 4
		Richtek Technology Corp.	—	Available-for-sale financial assets	19	3,030	—	2,385	Note 4
		Delta Electronics Inc.	—	Available-for-sale financial assets	80	8,041	—	5,760	Note 4
		San Shing Fastech Corp.	—	Available-for-sale financial assets	488	16,643	—	20,472	Note 4

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		USI Corp.	—	Available-for-sale financial assets	165	$4,800	—	$4,018	Note 4
		President Chain Store Corp.	—	Available-for-sale financial assets	55	9,167	—	9,075	Note 4
		Champion Microelectronic Corp.	—	Available-for-sale financial assets	72	3,755	—	1,447	Note 4
		Unimicron Corporation	—	Available-for-sale financial assets	115	4,511	—	4,094	Note 4
		Taiwan Cooperative Bank	—	Available-for-sale financial assets	200	4,443	—	3,635	Note 4
		Taiwan FamilyMart Co., Ltd.	—	Available-for-sale financial assets	38	5,036	—	4,598	Note 4
		Taiwan 50 Index	—	Available-for-sale financial assets	521	25,998	—	25,951	Note 4
		Polaris/P-shares MSCI Taiwan Financial ETF	—	Available-for-sale financial assets	25	315	—	264	Note 4
		Ho Tung Chemical Corp.	—	Available-for-sale financial assets	107	1,668	—	1,594	Note 4
		Test Rite International Co., Ltd.	—	Available-for-sale financial assets	186	4,648	—	3,869	Note 4
		Far New Century Corporation	—	Available-for-sale financial assets	220	8,197	—	7,719	Note 4
		Formosa Plastics Corporation	—	Available-for-sale financial assets	6	465	—	460	Note 4
		Formosa Petrochemical Corporation	—	Available-for-sale financial assets	40	3,737	—	3,752	Note 4
		Oriental Union Chemical Corporation	—	Available-for-sale financial assets	29	1,092	—	1,102	Note 4
		Huga Optotech Inc.	—	Available-for-sale financial assets	90	2,291	—	1,221	Note 4
		Lextar Electronics Corporation	—	Available-for-sale financial assets	—	2	—	1	Note 4
		ScinoPharm Taiwan Ltd.	—	Available-for-sale financial assets	15	651	—	650	Note 4
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	166	6,388	—	5,923	Note 4
		Cleanaway Company Limited	—	Available-for-sale financial assets	28	4,907	—	4,942	Note 4
		MediaTek Inc.	—	Available-for-sale financial assets	20	6,678	—	5,550	Note 4
		Career Technology (MFG.) Co., Ltd.	—	Available-for-sale financial assets	165	7,406	—	6,452	Note 4
		Actron Technology Corporation	—	Available-for-sale financial assets	22	1,889	—	1,758	Note 4
		ALi Corporation	—	Available-for-sale financial assets	77	2,423	—	2,306	Note 4
		Want Want China Holdings Limited	—	Available-for-sale financial assets	15	449	—	447	Note 4
		Global Unichip Corp.	—	Available-for-sale financial assets	12	1,171	—	1,194	Note 4
		Hon Hai Precision Ind. Co., Ltd.	—	Available-for-sale financial assets	50	4,156	—	4,145	Note 4
		Gigasolar Materials Corporation	—	Available-for-sale financial assets	248	31,836	—	63,475	Note 4
		Taimide Technology Ltd.	—	Available-for-sale financial assets-noncurrent	930	23,283	—	21,665	Note 4
		PChome Store Inc.	—	Available-for-sale financial assets-noncurrent	325	14,073	—	33,800	Note 4
		IC Plus Corp.	—	Available-for-sale financial assets-noncurrent	211	5,630	—	2,274	Note 4
		MEDIAPRO TECHNOLOGY LTD.	—	Prepayments for long-term investments in stocks	—	44,871	—	44,871	—
		Fashion Guide Co., Ltd.	—	Prepayments for long-term investments in stocks	—	10,000	—	10,000	—

		Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,185	50,002	—	50,492	Note 3
		Manulife Asia Pacific Bond	—	Available-for-sale financial assets	749	8,000	—	7,944	Note 3
		Paradigm high Yield Bond Fund-A	—	Available-for-sale financial assets	2,110	23,000	—	23,298	Note 3
		Upamc Quality Growth Fund	—	Available-for-sale financial assets	237	5,000	—	3,995	Note 3
		Cathay Mandarin Fund	—	Available-for-sale financial assets	500	5,000	—	3,745	Note 3
		Fubon Agribusiness Equity Fund	—	Available-for-sale financial assets	1,000	10,000	—	8,460	Note 3
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	9,380	Note 3
		Franklin Templeton Sinoam Franklin Templeton Global Fund of Funds	—	Available-for-sale financial assets	870	11,621	—	10,982	Note 3
		PowerShares QQQ	—	Available-for-sale financial assets	2	2,854	—	3,381	Note 3
		iShares Dow Jones U.S. Financial Sector Index Fund	—	Available-for-sale financial assets	1	1,715	—	1,485	Note 3

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Pro Shares UltraShort 20+ Year Treasury	—	Available-for-sale financial assets	3	$3,124	—	$1,641	Note 3
		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85	4,113	—	3,425	Note 3
		WISE-CSI 300 China Tracker	—	Available-for-sale financial assets	14	2,047	—	1,508	Note 3
		Manulife China offshore Bond Fund-A	—	Available-for-sale financial assets	2,000	20,000	—	19,973	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	998	10,053	—	9,716	Note 3
		iPath S&P 500VIX Short-Term Futures ETN	—	Available-for-sale financial assets	3	3,279	—	2,689	Note 3

		Bond
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	50,000	50,611	—	50,910	Note 9
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	25,000	25,194	—	25,299	Note 9

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17	1,815	—	1,683	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	60	6,415	—	5,895	Note 4
		King Slide Works Co., Ltd. 2nd Convertible Bond	—	Financial assets at fair value through profit or loss	20	2,000	—	2,020	Note 4
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,008	—	3,960	Note 4
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15	1,500	—	1,492	Note 4
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	70	7,000	—	7,073	Note 4
		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds	—	Financial assets at fair value through profit or loss	10	1,007	—	985	Note 4
		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.	—	Financial assets at fair value through profit or loss	25	2,521	—	2,388	Note 4
		Synnex Technology International Corporation 2nd Unsecured Convertible Bond Issue	—	Financial assets at fair value through profit or loss	20	2,004	—	2,003	Note 4
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	67	6,674	—	6,620	Note 4
		Asia Optical 3rd Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	15	1,505	—	1,450	Note 4
		Hon Chuan Enterprise Co., Ltd. Domestic 1st Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	20	2,020	—	1,920	Note 4
		HiTi Digital Inc. Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	8	693	—	696	Note 4
		Globe Union Industrial Corp. 2St Unsecured Convertible Bonds Issue in 2011	—	Financial assets at fair value through profit or loss	15	1,500	—	1,471	Note 4

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	$6,875 (RMB 1,430 (Note 10))	100	$6,875 (RMB 1,430)	Note 1

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	8,350 (US$ 276 (Note 10))	100	8,350 (US$ 276)	Note 1

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investments accounted for using equity method	15,180	292,039 (US$ 9,641 (Note 10))	100	292,039 (US$ 9,641)	Note 1
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240	21,511 (US$ 710)	45	21,511 (US$ 710)	Note 1

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	73,475 (US$ 2,426 (Note 10))	100	73,475 (US$ 2,426)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	80,136 (US$ 2,426 (Note 10))	100	80,136 (US$ 2,426)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	59,370 (US$ 1,960 (Note 10))	100	59,370 (US$ 1,960)	Notes 1 and 11
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	78,438 (US$ 2,590 (Note 10))	100	78,438 (US$ 2,590)	Note 1

24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	3,500	1,192 (HK$ 306 (Note 10))	100	1,192 (HK$ 306)	Note 1

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	698 (RMB 145)	49	698 (RMB 145)	Note 1

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks
		Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—	187,896 (RMB 39,088 (Note 10))	100	187,896 (RMB39,088)	Note 1

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	$158,708 (RMB 33,016 (Note 10))	100	$158,708 (RMB 33,016)	Note 1

Note 1:                   The net asset values of investees based on audited financial statements.

Note 2:                   The net asset values of investees were based on unaudited financial statements.

Note 3:                   The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on December 31, 2011.

Note 4:                   Market value was based on the closing price of December 31, 2011.

Note 5:                   Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6:                   The net asset values of investees were based on amortized cost.

Note 7:                   Market value of emerging stock was based on the average trading price on December 31, 2011.

Note 8:                   New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of December 31, 2011.

Note 9:                   The market value is determined by the hundred price of transaction market on December 31, 2011.

Note 10:             The amount was eliminated upon consolidation.

Note 11:             The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		Donghwa Telecom Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	129,590	$515,915	93,600	$360,216	—	$—	$—	$—	223,190	$891,526 (Notes 3 and 6)
		Chunghwa Telecom Singapore Pte., Ltd.	Investments accounted for using equity method	—	Subsidiary	61,869	1,399,258	—	—	35,486	815,827	815,827 (Note 4)	—	26,383	659,128 (Notes 3 and 6)
		Huada Digital Corporation	Investments accounted for using equity method	—	—	—	—	25,000	250,000	—	—	—	—	25,000	250,689 (Note 3)
		Prime Asia Investments Group Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	6,960	206,089	—	—	—	—	6,960	187,982 (Notes 3 and 6)
		Dian Zuan Integrating Marketing Co., Ltd.	Investments accounted for using equity method	—	—	—	—	11,464	114,640	—	—	—	—	11,464	109,783 (Note 3)

		Beneficiary certificates (mutual fund)
		Yuanta Wan Tai Money Market	Available-for-sale financial assets	—	—	—	—	137,562	2,000,000	137,562	2,001,073	2,000,000	1,073	—	—
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	349	242,784	421	291,669	—	—	—	—	770	534,453
		PIMCO GIS Diversified Bond Fund - E Institutional Class (Inc)	Available-for-sale financial assets	—	—	—	—	656	236,082	656	231,176	236,082	4,906	—	—
		Janus Flexible Income Bond Fund	Available-for-sale financial assets	—	—	—	—	671	230,472	—	—	—	—	671	230,472
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	—	—	984	347,452	—	—	—	—	984	347,452

		Bonds
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	500,000 (Note 2)	—	—	—	—	—	500,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	400,000 (Note 2)	—	—	—	—	—	700,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)

(Continued)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2006	Held-to-maturity financial assets	—	—	—	$200,000 (Note 2)	—	$—	—	$200,000 (Note 2)	$200,000 (Note 2)	$—	—	$—
		China Development Industrial Bank 5th Financial Debentures Issue in 2006	Held-to-maturity financial assets	—	—	—	200,000 (Note 2)	—	—	—	200,000 (Note 2)	200,000 (Note 2)	—	—	—
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	—	—	—	150,000 (Note 2)	—	—	—	150,000 (Note 2)	150,000 (Note 2)	—	—	—
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	—	—	—	200,000 (Note 2)	—	—	—	200,000 (Note 2)	200,000 (Note 2)	—	—	—
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	400,000 (Note 2)	—	—	—	200,000 (Note 2)	200,000 (Note 2)	—	—	200,000 (Note 2)
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2007	Held-to-maturity financial assets	—	—	—	100,000 (Note 2)	—	—	—	100,000 (Note 2)	100,000 (Note 2)	—	—	—
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	—	—	—	100,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	500,000 (Note 2)	—	—	—	—	—	500,000 (Note 2)
		Taiwan Power Co. 2nd Unsecured Corporate Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)
		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	150,000 (Note 2)	—	—	—	150,000 (Note 2)	150,000 (Note 2)	—	—	—
		Taiwan Power Co. 4th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000 (Note 2)	300,000 (Note 2)	—	—	—
		Taiwan Power Co. 5th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	270,000 (Note 2)	—	—	—	270,000 (Note 2)	270,000 (Note 2)	—	—	—
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)
		Mega Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2008	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000 (Note 2)	300,000 (Note 2)	—	—	—
		Taiwan Power Co. 2nd Unsecured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		Taiwan Power Co. 5th Unsecured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		NAN YA Company 1st Unsecured Corporate Bond Issue in 2009	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	600,000 (Note 2)
		MLPC 1st Unsecured Corporate Bond Issue in 2008 Bond-A Issue in 2007	Held-to-maturity financial assets	—	—	—	200,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	500,000 (Note 2)

(Continued)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	Held-to-maturity financial assets	—	—	—	$175,000 (Note 2)	—	$200,000 (Note 2)	—	$—	$—	$—	—	$375,000 (Note 2)
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	200,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	600,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	400,000 (Note 2)
		Taiwan Power Co. 2nd Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	600,000 (Note 2)
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		China Steel Corporation 1st Unsecured Corporate Bonds-B Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	875	27,452 (US$ 875)	15,000	439,065 (US$ 15,000)	—	—	—	—	15,875	466,517 (US$ 15,875 (Notes 3 and 6))

Beneficiary certificates (mutual fund)
		Fuh Hwa Strategic High Income Fd of Fds	Available-for-sale financial assets	—	—	5,000	50,000	6,649	75,000	11,649	129,594	125,000	4,594	—	—
		Taishin Ta-Chong Money Market Fund	Available-for-sale financial assets	—	—	3,691	50,000	3,676	50,000	7,367	100,380	100,000	380	—	—

(Continued)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

14	Chunghwa Investment Holding Co., Ltd.	Stocks
		Giga Solar Materials Co., Ltd.	Available-for-sale financial assets	—	—	333	$38,342	36	$16,962	196	$109,380	$23,469	$85,911	248 (Note 5)	$31,835 (Note 1)

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	180	5,647 (US$ 180)	15,000	439,065 (US$ 15,000)	—	—	—	—	15,180	466,517 (US$ 15,875 (Notes 3 and 6))
	Senao International HK Limited	Senao Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	116,821 (US$ 4,000)	—	—	—	—	—	116,821 (US$ 4,000 (Notes 3 and 6))
		Senao International Trading (Shanghai) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	148,413 (US$ 5,000)	—	—	—	—	—	148,413 (US$ 5,000 (Notes 3 and 6))
		Senao International Trading (Jiangsu) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	115,971 (US$ 4,000)	—	—	—	—	—	115,971 (US$ 4,000 (Notes 3 and 6))

27	Prime Asia Investments Group Ltd.	Stocks
		Chunghwa Hsingta Company Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	206,089 (RMB 45,448)	—	—	—	—	—	187,896 (RMB 39,088 (Notes 3 and 6))

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	177,176 (RMB 39,376)	—	—	—	—	—	158,708 (RMB 33,016 (Notes 3 and 6))

Note 1:           Showing at their original carrying amounts without adjustments for fair values.

Note 2:           Stated at its nominal amounts.

Note 3:           The ending balance includes equity in earnings or losses of equity method investees and cumulative transaction adjustments.

Note 4:           The amount decrease was because of capital reduction.

Note 5:           The amount includes the stock dividends $75 thousand distributed by GigaSolar Materials Corporation in 2011.

Note 6:           The amount was eliminated upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF REAL ESTATE AMOUNTING AT COST OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Type of Property	Transaction Date	Original Acquisition Date	Carrying Amount	Transaction Amount	Proceeds Collection Status	Gain (Loss) on Disposal	Counter-party	Nature of Relationship	Purpose of Disposal	Price Reference	Other Terms

Chunghwa Telecom Co., Ltd. (Chunghwa)	Land	March 2011	April 2000	$338,347	$647,717	$615,331 was collected in March 2011; the rest of $32,386 was collected upon land delivery in May 2011	$305,280	Taiwan Stock Exchange Corporation (TSE)	None	With the presence of TSE, to create cluster effect of IDC clients	In accordance with land valuation report and mutual agreement	—

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

										Notes/Accounts Payable or Receivable
			Nature of	Transaction Details				Abnormal Transaction (Note 2)		Ending Balance
No.	Company Name	Related Party	Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	(Note 1)	% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$831,109 (Notes 4 and 12)	1	30 days	—	—	$726,051 (Notes 5 and 12)	3
				Purchase	7,385,083 (Notes 3 and 12)	7	30-90 days	—	—	(1,222,386 (Notes 6 and 12))	(8)
		CHIEF Telecom Inc.	Subsidiary	Sales	272,276 (Notes 7 and 12)	—	30 days	—	—	30,852 (Notes 8 and 12)	—
				Purchase	307,458 (Note 12)	—	60 days	—	—	(46,849 (Notes 9 and 12))	—
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	499,937 (Notes 10 and 12)	—	30 days	—	—	(704,538 (Note 12))	(5)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	493,875	—	30-90 days	—	—	(519,612)	(3)
		Chunghwa Telecom Global Inc.	Subsidiary	Purchase	243,584 (Note 12)	—	90 days	—	—	(74,240 (Note 12))	—
		Light Era Development Co., Ltd.	Subsidiary	Sales	107,343 (Notes 11 and 12)	—	—	—	—	— (Note 12)	—
		So-net Entertainment Taiwan	Equity-method investee	Sales	289,335	—	60 days	—	—	11,263	—
		Donghwa Telecom Co., Ltd.	Subsidiary	Sales	112,821 (Note 12)	—	30 days	—	—	32,472 (Note 12)	—
				Purchase	106,327 (Note 12)	—	30 days	—	—	(78,845 (Note 12))	(1)
		InfoExplorer Co., Ltd.	Equity-method investee	Purchase	175,660	—	90 days	—	—	(120,165)	(1)
		ST-Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	167,651	—	—	—	—	(82,437)	(1)
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	7,427,731 (Notes 3 and 12)	27	30-90 days	—	—	1,253,842 (Notes 6 and 12)	48
				Purchase	782,839 (Notes 4 and 12)	3	30 days	—	—	(44,874 (Notes 5 and 12))	—
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	307,458 (Note 12)	27	60 days	—	—	48,728 (Notes 9 and 12)	33
				Purchase	270,897 (Notes 7 and 12)	28	30 days	—	—	(30,223 (Notes 8 and 12))	(26)

(Continued)

										Notes/Accounts Payable or Receivable
			Nature of	Transaction Details				Abnormal Transaction (Note 2)		Ending Balance
No.	Company Name	Related Party	Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	(Note 1)	% to Total
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	$2,167,860 (Notes 10 and 12)	90	30 days	—	—	$704,538 (Note 12)	91
5	Chunghwa Telecom Global Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	243,584 (Note 12)	—	90 days	—	—	74,240 (Note 12)	88
6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	106,327 (Note 12)	—	30 days	—	—	78,845 (Note 12)	41
				Purchase	112,821 (Note 12)	—	30 days	—	—	(32,472 (Note 12))	19

Note 1:       Excluding payment and receipts collected in trust for others.

Note 2:       Transaction terms were determined in accordance with mutual agreements.  Excluding payment and receipts collected in trust for others.

Note 3:       The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventories, and property, plant and equipment.

Note 4:       The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:       The difference was because Senao International Co., Ltd. classified the amount as other payable.

Note 6:       The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected in trust for others.

Note 7:       The difference was because CHIEF Telecom Inc. classified the amount as operating expenses and property, plant and equipment.

Note 8:       The difference was because CHIEF Telecom Inc. classified the amount as other current liabilities.

Note 9:       The difference was because CHIEF Telecom Inc. classified the amounts collected in trust for others.

Note 10:     The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventories, property, plant and equipment, and intangible assets.

Note 11:     The difference was because Light Era Development Co., Ltd. classified the amount as intangible assets, construction in progress and operating expenses.

Note 12:     The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

					Turnover Rate	Overdue		Amounts Received in Subsequent	Allowance for Bad
No.	Company Name	Related Party	Nature of Relationship	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$726,051 (Note 2)	12.6	$—	—	$721,876	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,588,343 (Note 2)	7.19	—	—	1,588,343	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	704,538 (Note 2)	3.49	—	—	697,876	—
4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	124,256 (Note 2)	1.04	—	—	122,695	—

Note 1:                   Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:                   The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Original Investment Amount				Balance as of December 31, 2011								Recognized Gain
										Percentage of				Net Income (Loss)			(Loss)
No.	Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2011		December 31, 2010		Shares (Thousands)	Ownership (%)	Carrying Value			of the Investee			(Notes 1 and 2)		Note

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813		$1,065,813		71,773	28	$1,542,361 (Note 5)		$1,383,040			$389,424 (Note 5)			Subsidiary
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000		3,000,000		300,000	100	4,222,858 (Note 5)			1,252,890			1,251,383 (Note 5)		Subsidiary
		Chunghwa Investment Co., Ltd.	Taiwan	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709		1,738,709		178,000	89	1,742,779 (Note 5)			28,454			24,922 (Note 5)		Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	882,219		522,003		223,190	100	891,526 (Note 5)		(9,358)			(9,358 (Note 5))			Subsidiary
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506		838,506		60,000	100	708,745 (Note 5)			49,929			28,797 (Note 5)		Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112		1,389,939		26,383	100	659,128 (Note 5)			51,503			51,503 (Note 5)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000		164,000		1,760	40	608,933			644,765			158,205		Equity-method investee
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165		482,165		37,942	69	574,283 (Note 5)			150,467			106,974 (Note 5)		Subsidiary
		InfoExplorer Co., Ltd.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500		283,500		22,498	33	257,371 (Note 4)			536		(17,543 (Note 4))			Equity-method investee
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327		288,327		—	30	255,121			57,514			17,262		Equity-method investee
		Huada Digital Corporation	Taiwan	Providing software service	250,000		—		25,000	50	250,689			1,322			689		Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000		150,000		15,000	100	194,344 (Note 5)			38,619			38,619 (Note 5)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	206,089		—		6,960	100	187,755 (Note 5)		(29,047)			(29,187 (Note 5))			Subsidiary
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025		67,025		4,438	30	113,304			96,047			26,955		Equity-method investee
		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	114,640		—		11,464	40	109,783		(12,142)			(4,857)			Equity-method investee
		Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209		62,209		5,996	56	101,142 (Note 5)			50,669			24,991 (Note 5)		Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429		70,429		6,000	100	86,433 (Note 5)			16,880			19,013 (Note 5)		Subsidiary
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770		71,770		1,703	33	75,369			51,289			11,479		Equity-method investee
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000		—		6,500	65	60,125 (Note 5)		(7,427)			(4,875 (Note 5))			Subsidiary
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	(VND	43,847 30,921,368)	—		—	100	(VND	37,564 28,188,004 (Note 5))	(VND	(5,363 (2,738,996	) ))	(VND	(5,363 (2,738,996 (Note 5)	) ))	Subsidiary
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	60,008		60,008		3,429	30	34,545			30,954			9,348		Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291		17,291		1	100	22,439 (Note 5)			8,732			8,732 (Note 5)		Subsidiary
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400		—		2,040	51	20,351 (Note 5)			217		(49 (Note 5))			Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)		— (Note 3)		—	100	— (Notes 3 and 5)			—			— (Notes 3 and 5)		Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	206,190		206,190		16,824	41	345,505			170,048			69,726		Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	(US$	466,517 15,875)	(US$	27,452 875)	15,875	100	(US$	313,515 10,350 (Note 5))	(US$	(166,649 (5,670	) ))	(US$	(166,567 (5,668 (Note 5)	) ))	Subsidiary

(Continued)

					Original Investment Amount				Balance as of December 31, 2011							Recognized Gain
										Percentage of			Net Income (Loss)			(Loss)
No.	Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2011		December 31, 2010		Shares (Thousands)	Ownership (%)	Carrying Value		of the Investee			(Notes 1 and 2)			Note

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service		$2,000		$2,000	200	100		$1,804 (Note 5)		$(132)			$(132 (Note 5))		Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	10,211 337 (Note 5))	(US$	1,874 64)		(US$	1,874 64 (Note 5))		Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	(US$	31,973 1,010)	(US$	31,973 1,010)	1,010	100	(RMB	6,875 1,430 (Note 5))	(RMB	(4,341 (951	) ))	(RMB	(4,341 (951 (Note 5)	) ))	Subsidiary

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service		1,000		—	—	100		954 (Note 5)		(46)			(46 (Note 5))		Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate leasing business		2,793,667		2,793,667	83,290	100		2,828,083 (Note 5)		49,014			3,903 (Note 5)		Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	409,061 18,102)	(SG$	409,061 18,102)	18,102	38	(SG$	462,161 19,827)	(SG$	123,773 5,294)		(SG$	53,984 2,309)		Equity-method investee

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	53		122,333 (Note 5)		11,892			6,353 (Note 5)		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	(US$	34,483 1,043)	(US$	34,483 1,043)	1,043	100	(US$	11,372 376 (Note 5))	(US$	(7,366 (251	) ))	(US$	(7,366 (251 (Note 5)	) ))	Subsidiary
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—		—			—		Equity-method investee
		CHIEF Telecom Inc.	Taiwan	Telecommunication and internet service		20,000		20,000	2,000	4		26,966 (Note 5)		150,467			5,507 (Note 5)		Equity-method investee
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products		49,731		49,731	1,001	—		48,841 (Note 5)		1,383,040			3,470 (Note 5)		Equity-method investee

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	China	Providing advanced business solutions to telecommunications	(US$	31,973 1,010)	(US$	31,973 1,010)	1,010	100	(RMB	6,875 1,430 (Note 5))	(RMB	(4,341 (951	) )	(RMB	(4,341 (951 (Note 5)	) )	Subsidiary

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	(US$	12,504 400)	(US$	12,504 400)	400	100	(US$	8,350 276 (Note 5))	(US$	(3,514 (120	) ))	(US$	(3,514 (120 (Note 5)	) ))	Subsidiary

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	Sales of communication business	(US$	444,712 15,180)	(US$	5,647 180)	15,180	100	(US$	292,039 9,641 (Note 5))	(US$	(168,649 (5,738	) ))	(US$	(168,649 (5,738 (Note 5)	) ))	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	(US$	21,177 675)	(US$	21,177 675)	5,240	45	(US$	21,511 710)	(US$	(2,811 (96	) ))	(US$	(1,264 (43	) ))	Equity-method investee

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	(HK$	14,483 3,924)	(HK$	14,483 3,924)	3,500	100	(HK$	1,192 306 (Note 5))	(HK$	(7,341 (1,944	) ))	(HK$	(7,341 (1,944 (Note 5)	) ))	Subsidiary

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	China	Customer Services and platform rental activities	(RMB	13,862 2,963)	(RMB	13,862 2,963)	—	49	(RMB	698 145)	(RMB	(14,853 (3,252	) ))	(RMB	(7,279 (1,594	) )	Equity-method investee

23	Senao International HK Limited	Senao Trading (Fujian) Co., Ltd.	China	Information technology services and sale of communication products	(US$	116,821 4,000)		—	—	100	(US$	73,475 2,426 (Note 5))	(US$	(47,942 (1,631	) ))	(US$	(47,942 (1,631 (Note 5)	) ))	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	(US$	148,413 5,000)		—	—	100	(US$	80,136 2,646 (Note 5))	(US$	(71,229 (2,423	) ))	(US$	(71,229 (2,423 (Note 5)	) ))	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	(US$	57,860 2,000)		—	—	100	(US$	59,370 1,960 (Note 5))	(US$	(2,703 (92	) )	(US$	(2,703 (92 (Note 5)	) )	Subsidiary (Note 6)
		Senao International Trading (Jiangsu) Co., Ltd.	China	Information technology services and sale of communication products	(US$	115,971 4,000)		—	—	100	(US$	78,438 2,590 (Note 5))	(US$	(43,101 (1,466	) )	(US$	(43,101 (1,466 (Note 5)	) )	Subsidiary

(Continued)

					Original Investment Amount			Balance as of December 31, 2011						Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2011		December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		Net Income (Loss) of the Investee		(Loss) (Notes 1 and 2)		Note
27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	$ (RMB	206,089 45,448)	$—	—	100	$ (RMB	187,896 39,088 (Note 5))	$ (RMB	(29,046) (6,360))	$ (RMB	(29,046) (6,360 (Note 5)))	Subsidiary
29	Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hareware system services, and intergartion of information system	(RMB	177,176 39,376)	—	—	100	(RMB	158,708 33,016 (Note 5))	(RMB	(29,046) (6,360))	(RMB	(29,046) (6,360 (Note 5)))	Subsidiary

Note 1:           The equity in net income (loss) of investees was based on audited financial statements.

Note 2:           The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:           New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of December 31, 2011.

Note 4:           The amount occurred before June 24, 2011, was eliminated upon consolidation.

Note 5:           The amount was eliminated upon consolidation.

Note 6:           The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

		Total Amount of Paid-in	Investment	Accumulated Outflow of Investment from Taiwan as of	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31,	% Ownership of Direct or Indirect	Investment Gain (Loss)	Carrying Value as of December 31,	Accumulated Inward Remittance of Earnings as of December 31,
Investee	Main Businesses and Products	Capital	Type	January 1, 2011	Outflow	Inflow	2011	Investment	(Note 2)	2011	2011
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$31,973	Note 1	$31,973	$—	$—	$31,973	100%	$(4,341 (Note 8))	$6,875 (Note 8)	$—
Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	28,282	Note 1	13,862	—	—	13,862	49%	(7,279)	698	—
Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	116,821	Note 1	—	116,821	—	116,821	100%	(47,942 (Note 8))	73,475 (Note 8)	—
Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	148,413	Note 1	—	148,413	—	148,413	100%	(71,229 (Note 8))	80,136 (Note 8)	—
Senao International Trading (Shanghai) Co., Ltd. (Note 9)	Information technology services and sale of communication products	57,860	Note 1	—	57,860	—	57,860	100%	(2,703 (Note 8))	59,370 (Note 8)	—
Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	115,971	Note 1	—	115,971	—	115,971	100%	(43,101 (Note 8))	78,438 (Note 8)	—
Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	—	177,176	—	177,176	100%	(29,046 (Note 8))	158,708 (Note 8)	—
Jiangsu Zhenhua Information Technology Company, LLC.	Intelligent energy conserving and intelligent building services	—	Note 1	—	28,912	—	28,912	75%	— (Note 7)	28,912 (Note 7)	—

(Continued)

Accumulated Investment in Mainland China as of December 31, 2011		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA

$ (US$	31,973 1,010)	$ (US$	48,169 1,500)	$405,048 (Note 3)
(US$	13,862 431)	(US$	79,882 2,500)	1,277,573 (Note 4)
(US$	439,065 15,000)	(US$	439,065 15,000)	3,091,691 (Note 5)
(US$	177,176 6,000)	(US$	177,176 6,000)	223,825,589 (Note 6)
(US$	28,912 960)	(US$	141,077 4,800)	223,825,589 (Note 6)

Note 1:      Investments were through an holding company registered in a third region.

Note 2:      Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.

Note 3:      The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:      The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:      The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 6:      The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 7:      Prepayment for long-term investment, NT$28,912 thousands, was injected in Jiangsu Zhenhua in December 2011.  Jiangsu Zhenhua has not completed its registration on December 31, 2011.

Note 8:      The amount was eliminated upon consolidation.

Note 9:      The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2011	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$45,189	—	—
					Accrued custodial receipts	680,862	—	—
					Accounts payable	1,222,386	—	—
					Amounts collected in trust for others	366,211	—	—
					Revenues	831,109	—	—
					Non-operating income and gains	9	—	—
					Operating costs and expenses	7,385,083	—	3
					Property, plant and equipment	15,223	—	—
					Work in process	266	—	—
					Customer’s deposits	1,328	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	30,852	—	—
					Accounts payable	46,849	—	—
					Amounts collected in trust for others	3,759	—	—
					Revenues	272,276	—	—
					Operating costs and expenses	307,458	—	—
					Customer’s deposits	333	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	1,494	—	—
					Accrued custodial receipts	11,883	—	—
					Accounts payable	704,538	—	—
					Revenues	10,141	—	—
					Non-operating income and gains	1,028	—	—
					Operating costs and expenses	499,937	—	—
					Office supplies	1,429	—	—
					Work in process	371,103	—	—
					Spare parts	28,718	—	—
					Property, plant and equipment	1,209,201	—	—
					Intangible assets	252,740	—	—
					Other deferred expenses	12,325	—	—
					Customer’s deposits	21,474	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	19,817	—	—
					Accounts payable	74,240	—	—
					Revenues	96,404	—	—
					Operating costs and expenses	243,584	—	—
					Property, plant and equipment	49,418	—	—
					Customer’s deposits	14,846	—	—
			Spring House Entertainment Tech. Inc.	a	Accounts receivable	731	—	—
					Accounts payable	4,001	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Amounts collected in trust for others	$31,867	—	—
					Revenues	10,775	—	—
					Operating costs and expenses	36,641	—	—
					Intangible assets	20,810	—	—
					Customer’s deposits	5	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	2,413	—	—
					Accrued custodial receipts	11,569	—	—
					Accounts payable	21,323	—	—
					Amounts collected in trust for others	104,363	—	—
					Revenues	15,570	—	—
					Operating costs and expenses	45,732	—	—
					Work in process	1,204	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	32,472	—	—
					Accounts payable	78,845	—	—
					Revenues	112,821	—	—
					Operating costs and expenses	106,327	—	—
			Light Era Development Co., Ltd.	a	Advances from customers	249	—	—
					Amounts collected in trust for others	17,070	—	—
					Revenues	107,343	—	—
					Operating costs and expenses	274	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	7,619	—	—
					Accounts payable	6,463	—	—
					Revenues	38,544	—	—
					Operating costs and expenses	65,501	—	—
					Property, plant and equipment	37,591	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	6,571	—	—
					Accounts payable	3,924	—	—
					Revenues	45,163	—	—
					Operating costs and expenses	36,479	—	—
					Property, plant and equipment	53,588	—	—
			Chunghwa Precision Test Tech Co., Ltd.	a	Accounts receivable	52	—	—
					Revenues	2,214	—	—
					Non-operating income and gains	283	—	—
					Operating costs and expenses	1	—	—
			Chunghwa Investment Co., Ltd.	a	Revenues	3	—	—
			Chunghwa Telecom (China) Co., Ltd.	a	Accounts payable	934	—	—
					Operating costs and expenses	6,808	—	—
			Smartfun Digital Co., Ltd.	a	Revenues	334	—	—
					Customer’s deposits	8	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	a	Accounts payable	150	—	—
					Operating costs and expenses	1,081	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	1,841	—	—
					Revenues	64	—	—
					Operating costs and expenses	1,249	—	—
			InfoExplorer Co., Ltd.	a	Revenues	4,085	—	—
					Operating costs and expenses	76,494	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$1,253,842	—	—
					Other receivables	334,501	—	—
					Prepaid expenses	254	—	—
					Accounts payable	44,874	—	—
					Other payables	681,177	—	—
					Advances from customers	27,261	—	—
					Revenues	7,427,731	—	3
					Non-operating income and gains	102	—	—
					Operating costs and expenses	831,109	—	—
					Non-operating costs and expenses	9	—	—
					Refundable deposits	1,328	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	2,294	—	—
					Revenues	2,328	—	—
			Spring House Entertainment Tech. Inc.	c	Accounts receivable	62	—	—
					Revenues	397	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	73	—	—
					Operating costs and expenses	10	—	—
			CHIEF Telecom Inc.	c	Revenues	1	—	—
			Light Era Development Co., Ltd.	c	Revenues	199	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	48,728	—	—
					Prepaid expenses	1,880	—	—
					Accounts payable	30,223	—	—
					Advances from customers	629	—	—
					Revenues	307,458	—	—
					Operating costs and expenses	271,759	—	—
					Property, plant and equipment	517	—	—
					Refundable deposits	333	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	1	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	91	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts receivable	439	—	—
					Accounts payable	1,137	—	—
					Revenues	6,632	—	—
					Operating costs and expenses	6,111	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	71	—	—
					Revenues	849	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Accounts payable	135	—	—
					Operating costs and expenses	7,571	—	—
			Chunghwa Telecom Global, Inc.	c	Operating costs and expenses	24	—	—
			Yao Yong Real Property Co., Ltd.	c	Operating costs and expenses	86,667	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	704,538	—	—
					Accounts payable	13,377	—	—
					Deferred revenue	207,593	—	—
					Revenues	2,167,860	—	1
					Operating costs and expenses	11,169	—	—
					Refundable deposits	21,474	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Senao International Co., Ltd.	c	Accounts payable	$2,294	—	—
					Operating costs and expenses	2,328	—	—
			CHIEF Telecom Inc.	c	Operating costs and expenses	91	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Accounts payable	147	—	—
					Revenues	1,255	—	—
					Operating costs and expenses	217	—	—
			Chunghwa Telecom Global, Inc.	c	Revenues	354	—	—
			Spring House Entertainment Tech. Inc.	c	Accounts receivable	356	—	—
					Revenues	1,229	—	—
			Chunghwa Precision Test Tech Co., Ltd.	c	Accounts receivable	347	—	—
					Revenues	330	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	19,892	—	—
					Accrued custodial receipts	104,363	—	—
					Prepaid expenses	1,431	—	—
					Accounts payable	379	—	—
					Amounts collected in trust for others	11,569	—	—
					Advances from customers	2,034	—	—
					Revenues	47,012	—	—
					Operating costs and expenses	15,646	—	—
			Senao International Co., Ltd.	c	Revenues	10	—	—
					Operating costs and expenses	73	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	147	—	—
					Revenues	217	—	—
					Operating costs and expenses	1,255	—	—
			Chunghwa Telecom (China) Co., Ltd.	c	Revenues	59	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	74,233	—	—
					Prepaid expenses	7	—	—
					Accounts payable	18,606	—	—
					Advances from customers	1,211	—	—
					Revenues	293,002	—	—
					Operating costs and expenses	96,404	—	—
					Refundable deposits	14,846	—	—
			CHIEF Telecom Inc.	c	Revenues	24	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	354	—	—
			Chunghwa Precision Test Tech Co., Ltd.	c	Accounts receivable	140	—	—
					Revenues	1,625	—	—

	7	Spring House Entertainment Tech. Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	35,868	—	—
					Accounts payable	731	—	—
					Revenues	57,451	—	—
					Operating costs and expenses	10,775	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	c	Accounts payable	62	—	—
					Operating costs and expenses	397	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	356	—	—
					Operating costs and expenses	1,229	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$15,351	—	—
					Prepaid expenses	63,494	—	—
					Accounts payable	9,044	—	—
					Advances from customers	23,428	—	—
					Revenues	106,327	—	—
					Operating costs and expenses	112,821	—	—
			CHIEF Telecom Inc.	c	Accounts payable	71	—	—
					Operating costs and expenses	849	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts payable	6,227	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	17,070	—	—
					Prepaid expenses	249	—	—
					Revenues	274	—	—
					Operating costs and expenses	101,246	—	—
					Inventories	5,888	—	—
					Intangible assets	209	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	199	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,924	—	—
					Accounts payable	6,571	—	—
					Revenues	36,479	—	—
					Operating costs and expenses	45,163	—	—
					Advances from customers	53,588	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	1,137	—	—
					Accounts payable	439	—	—
					Revenues	6,111	—	—
					Operating costs and expenses	6,632	—	—
			Donghwa Telecom Co., Ltd.	c	Revenues	6,227	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Accounts receivable	556	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	6,463	—	—
					Accounts payable	6,990	—	—
					Advances from customers	629	—	—
					Revenues	103,092	—	—
					Operating costs and expenses	38,544	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	135	—	—
					Revenues	7,571	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts payable	556	—	—

	14	Chunghwa Investment Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	3	—	—

	20	Chunghwa Precision Test Tech Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts payable	52	—	—
					Operating costs and expenses	2,497	—	—
					Non-operating income and gains	1	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	347	—	—
					Operating costs and expenses	330	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	140	—	—
					Operating costs and expenses	1,625	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	$86,667	—	—

	30	Chunghwa Telecom (China) Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	934	—	—
					Revenues	6,808	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	59	—	—

	31	Smartfun Digital Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	334	—	—
					Refundable deposits	8	—	—

	32	Chunghwa Telecom Vietnam Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	150	—	—
					Revenues	1,081	—	—

	31	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	64	—	—
					Revenues	1,249	—	—
					Accounts receivable	1,841	—	—

2010	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	271,695	—	—
					Accounts payable	824,042	—	—
					Amounts collected in trust for others	234,807	—	—
					Revenues	1,431,057	—	1
					Non-operating income and gains	88	—	—
					Operating costs and expenses	5,265,950	—	3
					Property, plant and equipment	9,666	—	—
					Work in process	3	—	—
					Office supplies	50	—	—
					Customer’s deposits	2,187	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	37,107	—	—
					Accounts payable	42,485	—	—
					Amounts collected in trust for others	3,044	—	—
					Revenues	267,139	—	—
					Operating costs and expenses	290,802	—	—
					Customer’s deposits	333	—	—
			Unigate Telecom Inc.	a	Revenues	218	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	64	—	—
					Accounts payable	3	—	—
					Revenues	2,377	—	—
					Non-operating income and gains	414	—	—
					Operating costs and expenses	1	—	—
					Customer’s deposits	157	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	15,904	—	—
					Accounts payable	42,415	—	—
					Amounts collected in trust for others	84,708	—	—
					Revenues	14,005	—	—
					Non-operating income and gains	21	—	—
					Operating costs and expenses	45,413	—	—
					Property, plant and equipment	26	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	$21,914	—	—
					Prepaid expenses	7,269	—	—
					Accounts payable	649,378	—	—
					Payables to contractors	297	—	—
					Revenues	26,930	—	—
					Non-operating income and gains	6,998	—	—
					Operating costs and expenses	701,030	—	—
					Property, plant and equipment	787,099	—	—
					Office supplies	921	—	—
					Work in process	96,257	—	—
					Spare parts	4,670	—	—
					Intangible assets	34,153	—	—
					Other deferred expenses	986	—	—
					Customer’s deposits	25,148	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	39,187	—	—
					Accounts payable	46,111	—	—
					Revenues	92,042	—	—
					Operating costs and expenses	148,139	—	—
					Property, plant and equipment	31,630	—	—
					Customer’s deposits	14,891	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	17,694	—	—
					Accounts payable	33,444	—	—
					Operating costs and expenses	19,025	—	—
					Property, plant and equipment	33,685	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	19,903	—	—
					Accounts payable	16,636	—	—
					Revenues	3,545	—	—
					Operating costs and expenses	86,673	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	6,779	—	—
					Accounts payable	4,476	—	—
					Revenues	18,025	—	—
					Operating costs and expenses	28,209	—	—
					Property, plant and equipment	5,994	—	—
			Light Era Development Co., Ltd.	a	Accounts payable	196,581	—	—
					Revenues	31,762	—	—
					Operating costs and expenses	1,416	—	—
					Property, plant and equipment	6,378	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	3,653	—	—
					Accounts payable	3,191	—	—
					Revenues	21,368	—	—
					Operating costs and expenses	27,554	—	—
			InfoExplorer Co., Ltd.	a	Accounts receivable	259	—	—
					Prepaid expenses	571	—	—
					Accounts payable	93,352	—	—
					Payables to contractors	378	—	—
					Revenues	4,720	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Non-operating income and gains	$49	—	—
					Operating costs and expenses	123,555	—	—
					Property, plant and equipment	129,202	—	—
					Work in process	10,245	—	—
					Intangible assets	7,264	—	—
					Customer’s deposits	3,531	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	812,614	—	—
					Other receivables	246,003	—	—
					Prepaid expenses	231	—	—
					Accounts payable	90,775	—	—
					Other payables	180,920	—	—
					Advances from customers	24,516	—	—
					Revenues	5,251,139	—	3
					Non-operating income and gains	13	—	—
					Operating costs and expenses	1,430,675	—	1
					Non-operating costs and expenses	88	—	—
					Other deferred expenses	382	—	—
					Refundable deposits	2,187	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	12	—	—
			Spring House Entertainment Inc.	c	Revenues	74	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	56	—	—
					Operating costs and expenses	262	—	—
			InfoExplorer Co., Ltd.	c	Revenues	321	—	—
			CHIEF Telecom Inc.	c	Revenues	8	—	—
			Light Era Development Co., Ltd.	c	Revenues	178	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	45,390	—	—
					Prepaid expenses	139	—	—
					Accounts payable	36,479	—	—
					Advances from customers	628	—	—
					Revenues	290,802	—	—
					Operating costs and expenses	267,139	—	—
					Refundable deposits	333	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	8	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	8	—	—
					Revenues	166	—	—
					Operating costs and expenses	8	—	—
					Property, plant and equipment	580	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	160	—	—
					Revenues	1,020	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	75	—	—
			Yao Yong Real Property Co., Ltd.	c	Non-operating income and gains	72	—	—
					Operating costs and expenses	72,297

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$649,675	—	—
					Accounts payable	14,840	—	—
					Advances from customers	69,657	—	—
					Deferred revenue	22,712	—	—
					Revenues	1,547,224	—	1
					Operating costs and expenses	34,033	—	—
					Property, plant and equipment	29	—	—
					Refundable deposits	25,148	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	12	—	—
			CHIEF Telecom Inc.	c	Accounts payable	8	—	—
					Revenues	588	—	—
					Operating costs and expenses	166	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Accounts payable	190	—	—
					Revenues	1,322	—	—
					Operating costs and expenses	288	—	—
			InfoExplorer Co., Ltd.	c	Accounts payable	17,534	—	—
					Revenues	5,441	—	—
					Operating costs and expenses	20,984	—	—
					Customer’s deposits	15	—	—
			Spring House Entertainment Inc.	c	Revenues	476	—	—
			Light Era Development Co., Ltd.	c	Revenues	81	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Revenues	278	—	—
			Chunghwa Telecom Global Inc.	c	Revenues	2	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	40,095	—	—
					Accrued custodial receipts	85,317	—	—
					Accrued custodial payments	1,140	—	—
					Prepaid expenses	571	—	—
					Accounts payable	3,030	—	—
					Amounts collected in trust for others	12,016	—	—
					Advances from customers	858	—	—
					Revenues	45,439	—	—
					Operating costs and expenses	13,977	—	—
					Non-operating costs and expenses	21	—	—
					Property, plant and equipment	28	—	—
			Senao International Co., Ltd.	c	Revenues	262	—	—
					Operating costs and expenses	56	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	190	—	—
					Revenues	288	—	—
					Operating costs and expenses	85	—	—
					Intangible assets	1,237	—	—
			CHIEF Telecom Inc.	c	Revenues	75	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	46,098	—	—
					Prepaid expenses	13	—	—
					Accounts payable	38,883	—	—
					Advances from customers	304	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Revenues	$179,769	—	—
					Operating costs and expenses	92,042	—	—
					Refundable deposits	14,891	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	138	—	—
					Revenues	1,803	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	2	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	16,636	—	—
					Accounts payable	381	—	—
					Advances from customers	19,522	—	—
					Revenues	86,673	—	—
					Operating costs and expenses	3,545	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	74	—	—
			Chunghwa System Integration Co., Ltd.	c	Intangible assets	476	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	12,077	—	—
					Prepaid expenses	21,367	—	—
					Accounts payable	9,246	—	—
					Advances from customers	30,945	—	—
					Revenues	30,213	—	—
			CHIEF Telecom Inc.	c	Accounts payable	160	—	—
					Operating costs and expenses	1,020	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts payable	799	—	—
					Operating costs and expenses	5,278	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Notes receivable	7,315	—	—
					Accrued custodial payments	188,772	—	—
					Prepaid expenses	494
					Revenues	7,794	—	—
					Operating costs and expenses	31,762	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	151	—	—
					Property, plant, and equipment	27	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	2	—	—
					Property, plant, and equipment	34	—	—
					Intangible assets	45	—	—
			InfoExplorer Co., Ltd.	c	Revenues	2,885	—	—
					Non-operating costs and expenses	8	—	—
					Customer’s deposits	1,486	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,191	—	—
					Accounts payable	3,653	—	—
					Revenues	27,554	—	—
					Operating costs and expenses	21,368	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	799	—	—
					Revenues	5,278	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$93,730	—	—
					Accounts payable	50	—	—
					Advances from customers	8,970	—	—
					Revenues	262,255	—	—
					Operating costs and expenses	4,720	—	—
					Non-operating costs and expenses	228	—	—
					Refundable deposits	3,531	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	17,534	—	—
					Revenues	20,984	—	—
					Operating costs and expenses	5,441	—	—
					Refundable deposits	15	—	—
			Light Era Development Co., Ltd.	c	Non-operating income and gains	8	—	—
					Operating costs and expenses	2,885	—	—
					Refundable deposits	1,486	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	321	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	4,476	—	—
					Accounts payable	6,779	—	—
					Revenues	34,203	—	—
					Operating costs and expenses	18,025	—	—

	15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	218	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	3	—	—
					Accounts payable	64	—	—
					Revenues	1	—	—
					Operating costs and expenses	2,377	—	—
					Non-operating costs and expenses	414	—	—
					Refundable deposits	157	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	138	—	—
					Operating costs and expenses	1,803	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	278	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	72,297	—	—
					Non-operating costs and expenses	72	—	—

Note 1:                   Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.             “0” for the Company.

b.            Subsidiaries are numbered from “1”.

Note 2:                   Related party transactions are divided into three categories as follows:

a.             The Company to subsidiaries.

b.            Subsidiaries to the Company.

c.             Subsidiaries to subsidiaries.

(Continued)

Note 3:                   Transaction terms were determined in accordance with mutual agreements.

Note 4:                   For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2011, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the year ended December 31, 2011.

Note 5:                   The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Year ended December 31, 2011

Revenues from external customers	$79,350,966	$92,998,024	$24,833,873	$15,217,551	$5,092,653	$—	$217,493,067
Intersegment revenues (Note 2)	15,354,542	6,994,224	1,917,221	2,619,540	725,192	(27,610,719)	—
Interest income	4,401	8,439	1,352	2,760	664,903	—	681,855
Other income	465,000	129,399	10,039	40,787	562,353	(9,069)	1,198,509

	$95,174,909	$100,130,086	$26,762,485	$17,880,638	$7,045,101	$(27,619,788)	$219,373,431

Interest expense	$169	$45	$4,366	$1	$26,132	$—	$30,713

Depreciation and amortization	$20,138,758	$8,287,976	$2,277,687	$1,282,204	$319,723	$—	$32,306,348

Other expense	$14,863	$7,381	$5,865	$2,464	$196,511	$(9,069)	$218,015

Segment income before tax	$18,481,679	$27,839,522	$9,561,788	$2,040,654	$(1,225,076)	$—	$56,698,567

Total assets	$227,822,041	$64,742,522	$20,322,906	$24,769,820	$105,262,993	$—	$442,920,282

Capital expenditures for segment assets	$16,569,480	$4,333,592	$3,745,832	$1,529,460	$698,072	$—	$26,876,436

Year ended December 31, 2010

Revenues from external customers	$70,687,889	$89,043,969	$24,483,161	$15,534,144	$2,680,859	$—	$202,430,022
Intersegment revenues (Note 2)	14,661,706	2,116,972	1,104,218	1,719,614	750,607	(20,353,117)	—
Interest income	1,065	9,231	2,169	9,263	454,083	(349)	475,462
Other income	31,393	263,188	23,614	96,547	312,839	(170,104)	557,477

	$85,382,053	$91,433,360	$25,613,162	$17,359,568	$4,198,388	$(20,523,570)	$203,462,961

Interest expense	$75,105	$508	$7,268	$54	$24,660	$(349)	$107,246

Depreciation and amortization	$21,947,782	$8,205,277	$2,205,549	$1,382,934	$322,397	$—	$34,063,939

Other expense	$282,930	$7,058	$13,886	$198,293	$254,999	$(170,104)	$587,062

Segment income before tax	$18,048,409	$29,328,462	$9,834,883	$2,652,297	$(2,176,646)	$—	$57,687,405

Total assets	$227,375,561	$63,329,937	$17,663,178	$23,535,286	$122,406,770	$—	$454,310,732

Capital expenditures for segment assets	$14,259,706	$5,261,169	$1,889,017	$1,786,965	$1,420,301	$—	$24,617,158

(Continued)

Note 1:                   The Company organizes its reporting segments based on types of organizational business.  The five reporting segments are segregated as below:  Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•                Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•                Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•                Internet business - the provision of HiNet services and related services;

•                International fixed communications business - the provision of international long distance telephone services and related services;

•                Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:                   Represents intersegment revenues from goods and services.

Note 3:                   According to Regulations Governing Network Interconnection among Telecommunications Enterprises Article 20, ownership of the tariffs for the communications between mobile telecommunications network and fixed telecommunications network except for international communications shall follow the following principles:

The tariff is collected from the call-originating subscribers by the call-originating telecommunications enterprises pursuant to the pricing of the mobile telecommunications network enterprises, and the revenue from the tariff belongs to the mobile telecommunications network enterprises.  However, from January 1, 2011, the tariff shall be both priced and collected from the call-originating subscribers by the call-originating telecommunications enterprise; revenue from the tariff shall belong to the call-originating telecommunications enterprises as well.

(Concluded)

TABLE 11

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

PRODUCTS AND SERVICE REVENUES FROM EXTERNAL CUSTOMER INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

	Year Ended December 31
	2011	2010

Mobile services revenue	$70,773,384	$72,955,423
Local telephone services revenue	42,950,591	33,243,098
Leased line services revenue	27,067,868	27,412,434
Sales revenue	22,065,776	15,989,296
Internet services revenue	21,949,338	22,016,339
International long distance telephone services revenue	12,421,792	12,862,693
Domestic long distance telephone services revenue	5,792,664	6,649,571
Others	14,471,654	11,301,168

	$217,493,067	$202,430,022